                                                                    FILE NO. 70-


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM U-1

                                DECLARATION UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        MAINE YANKEE ATOMIC POWER COMPANY

                               321 Old Ferry Road

                             WISCASSET, MAINE 04578
                             ----------------------

                     (Name and principal executive office of

                         company filing this statement)

                                NATIONAL GRID USA

                             NATIONAL GRID GROUP PLC

                               NORTHEAST UTILITIES

                   (Name of top registered holding companies)

William M. Finn, Esq.                         Michael E. Thomas
Secretary                                     Chief Financial Officer
Maine Yankee Atomic Power Company             Maine Yankee Atomic Power Company
83 Edison Drive                               321 Old Ferry Road
Augusta, Maine 04330                          Wiscasset, Maine 04578

The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                               Hemmie Chang, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.      SUMMARY OF PROPOSED TRANSACTIONS

     Maine Yankee Atomic Power Company ("Maine Yankee" or the "Company") proposes to redeem PRO RATA from its stockholders all but 5,000 shares of its presently outstanding Common Stock (99% of its outstanding Common Stock will be redeemed), on the condition that certain requirements set forth in Section 8 of the Company's Articles of Incorporation are satisfied prior to each such redemption. The Company intends to accomplish this repurchase in one or more steps over the next eight years, with all such redemptions completed by October 31, 2008. The redemption price per share of Common Stock for each such redemption shall be equal to the amount obtained by dividing (1) the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus) immediately prior to such redemption by (2) the number of shares of Common Stock outstanding immediately prior to such redemption. As of March 31, 2000, the sum determined in accordance with clause (1) is $66,218,585 and the number of shares determined in accordance with clause (2) is 500,000, so that the redemption price would be $132.437 per share. After all redemptions are completed, the Company will maintain minimal equity until it ultimately prepares to liquidate and wrap up its affairs.

B.      DESCRIPTION OF MAINE YANKEE ATOMIC POWER COMPANY

     Maine Yankee, a Maine corporation incorporated on January 3, 1966, is an indirect subsidiary of National Grid USA, National Grid Group Plc and Northeast Utilities, which are registered holding companies under the Public Utility Holding Company Act of 1935 (the "Act"). Maine Yankee operated a pressurized water nuclear-powered electric generating plant in Wiscasset, Maine (the "Plant") from 1972 to 1997, when the Plant was permanently removed from service. The Plant is currently being dismantled and decommissioned. The U.S. Nuclear Regulatory Commission (the "NRC") regulates the ongoing decommissioning and spent fuel storage activities at the Plant.

     The nine sponsoring utilities own the entire common capital stock of Maine Yankee in the percentages shown in the table below. The sponsoring utilities have each entered into Power Contracts with Maine Yankee dated May 20, 1968, as amended, Additional Power Contracts with Maine Yankee dated February 1, 1984, and 1997 Amendatory Agreements with Maine Yankee dated August 6, 1997 (collectively, the "Power Contracts", see Exhibit A-1 hereto) that entitle and obligate them to purchase the output of the Plant in the same percentages.


Sponsoring Company                        Holding Company                  Percentage of Stock & POWER
------------------                        ---------------                  ---------------------------
Central Maine Power Co.                   Not Applicable(1)                           38.0%

--------
(1) Energy East Corporation, a New York corporation and public utility holding company exempt from all provisions of the Act except Section 9(a)(2), has filed an Application/Declaration on Form U-1 (File No. 70-09569) seeking approval to acquire all of the issued and outstanding shares of, among others, CMP Group, Inc., a Maine corporation and similarly exempt public utility holding company which owns all of the issued and outstanding common stock of Central Maine Power Company. Upon completion of that merger Central Maine Power Company would become an indirect subsidiary of Energy East Corporation, which would then be a registered holding company under the Act.

New England Power Co.                     National Grid USA                             24.0%
                                          National Grid Group Plc

The Conn. Lt. & Pwr Co.                   Northeast Utilities                           12.0%

Bangor Hydro-Electric Company             Not Applicable                                 7.0%

Maine Public Service Company              Not Applicable                                 5.0%

Public Service Co. of NH                  Northeast Utilities                            5.0%

Cambridge Elect. Lt. Co.                  BECo - NSTAR                                   4.0%

Western Mass. Elec. Co.                   Northeast Utilities                            3.0%

Central Vt. Public Service Corp.          Not Applicable                                 2.0%
                                                                                       -----
                                                                                       100.0%
                                                                                       =====

     C. BACKGROUND

     As of March 31, 2000, Maine Yankee's current capital (including Other Paid-In Capital, Capital Stock Expense, Gain on Cancellation of Preferred Stock and Retained Earnings) consists of $88,969,000 of total equity: $73,969,000 of equity evidenced by 500,000 shares of Common Stock, $100 par value per share, which are held by the nine sponsoring companies in the proportions indicated above; and 150,000 shares of 8.00% Redeemable Preferred Stock, $100 par value per share (see Exhibit J-1).

     As a single purpose utility corporation, Maine Yankee's economic life was primarily keyed to the operating licensed life (October 21, 2008) of its Plant. When the Plant ceased operation, the Company no longer had any electric revenue producing business and its primary activity since 1997 has been overseeing the decommissioning of the Plant. As a single purpose utility corporation, the Company has anticipated many corporate end of life issues. These issues required advanced financial planning to ensure that all costs associated to the Company's activities are paid for by the sponsoring utilities of the Company for the electrical energy output produced over its life and that all assets are properly accounted for and depreciated. Such proper financial planning will allow an orderly winding-up of the Company's business to be accomplished concurrently with the decommissioning of the Plant. The major future cash requirements which are not yet fully funded are the decommissioning of the Plant, including interim storage of spent fuel. Maine Yankee is currently collecting decommissioning funds through its Power Contracts and Amendatory Agreements under the Federal Energy Regulatory Commission ("FERC") regulation. These contracts have been filed with the FERC. As a result of a FERC Order in Docket ER98-570 dated June 1, 1999, Maine Yankee has agreed to file with the FERC no later than January 1, 2004 for the purpose of examining any further rate adjustments specifically, although not limited to the future cost of spent fuel storage management. Maine Yankee expects that case to determine any adjustments to decommissioning collections.

     In addition, there are balance sheet adjustments which must be made so that all assets are appropriately characterized consistent with rate recovery. The original Plant, including major capital additions and all tangible assets of the Company, are being amortized as regulatory assets as authorized by FERC over the original operating licensed life of the Plant. The recovery of all investments and assets have been approved by FERC in docket ER98-570 and are anticipated to be recovered in cost of service rates by October 31, 2008. In the event additional cost of service (operating and expense and decommissioning funding) requirements are needed at any future period, the Power Contracts impose a non-cancelable obligation on the sponsoring utilities to pay such cost of service expenses.

     Because no additional capital funds are required to amortize any of these assets or to fund any of those remaining end of life obligations, Maine Yankee believes that appropriate steps should be taken to significantly reduce the Company's outstanding equity contemporaneously with its write-down of its assets.

     The Company's capital structure as of March 31, 2000 was as follows:

Component                        ($000)                   % of Total
---------                        ------                   ----------
Term Loan(2)                     $48,000                    35.05%
Preferred Equity(3)              $15,000                    10.95%
Common Equity                    $73,969                    54.00%
                                --------                    -----
Total                           $136,969                      100%
                                ========                    =====


ITEM 2. FEES, COMMISSIONS AND EXPENSES.


     Estimated expenses of Maine Yankee in connection with the repurchase of stock are shown on Exhibit H-1.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     Maine Yankee is an indirect subsidiary of National Grid USA, National Grid Group Plc and Northeast Utilities, each of which is a registered holding company. The acquisition of the Company's common stock from its stockholders is therefore subject to the provisions of Section 12(c) of the Act and of Rules 42 and 46 thereunder.


----------------------
(2) The Term Loan will be retired with mandatory payments of $2,400,000 on the last business day of each calendar quarter commencing June 30, 2001, and ending March 31, 2006, subject to any adjustments resulting from any mandatory or optional prepayments that may have been made by Maine Yankee prior to March 31, 2006, under the terms of the controlling loan agreement.

(3) The Preferred Equity, consisting of 150,000 shares of cumulative preferred stock, $100 par value, will be retired through the operation of mandatory and optional sinking funds. The provisions of the mandatory sinking fund require the redemption of 21,500 shares of the preferred stock on October 1 of each year, commencing in 2002 and ending in 2008. The optional sinking fund permits the redemption of an additional 21,500 shares at the option of Maine Yankee on each mandatory sinking fund date.

ITEM 4. REGULATORY APPROVAL.

     No other state commission or any Federal Commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE.

     Maine Yankee does not request a hearing on this Declaration and requests that the Commission issue its order as soon as practicable after the filing hereof, and further requests that such order specify, in accordance with Rule 24(c)(1), that the redemption described herein may be carried out in one or more transactions prior to October 31, 2008.

     Without prejudice to its right to modify the same if a hearing should be ordered on this Declaration, Maine Yankee hereby makes the following specifications required by paragraph (B) of Item 5 of Form U-1;

     1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     2. The Division of Corporate Regulation may assist in the preparation of the Commission's decision.

     3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

(a)  EXHIBITS Filed herewith:

     A-1 Composite Form of Power Contracts dated May 20, 1968, as amended, Additional Power Contracts dated February 1, 1984, and 1997 Amendatory Agreements dated August 6, 1997

     A-2  Maine Yankee Articles of Incorporation

     B-1  Long-Term Projections through October 31, 2008

     F-1 Opinion of Company counsel as to matters required by Instruction F-1 to Exhibits to Form U-1

     H-1  Maine Yankee's Estimated Fees and Expenses

     I-1  Proposed Form of Notice

(b)  FINANCIAL STATEMENTS

     J-1 Balance Sheets of Maine Yankee as of March 31, 2000 and December 31, 1999.

     J-2 Statements of Income of Maine Yankee for the Twelve-Months Ended March 31, 2000 and December 31, 1999.

     Financial Statements of the top registered holding companies, National Grid USA, National Grid Group Plc and Northeast Utilities, have been omitted as not being necessary to a consideration of this application.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                     MAINE YANKEE ATOMIC POWER COMPANY


                                     By: /s/ Michael E. Thomas
                                        ----------------------------------------
                                         Michael E. Thomas, Vice President and
                                         Chief Financial Officer

June 30, 2000

                                   EXHIBIT A-1
                 COMPOSITE FORM OF POWER CONTRACTS DATED MAY 20,
                  1968, AS AMENDED, ADDITIONAL POWER CONTRACTS
                  DATED FEBRUARY 1, 1984, AND 1997 AMENDATORY
                        AGREEMENTS DATED AUGUST 6, 1997

                                                                    Attachment A

                                                      [COMPOSITE CONFORMED COPY]
                                               [as amended as of January 1, 1984
                                                             as of March 1, 1984
                                                      and as of October 1, 1984]

     POWER CONTRACT, dated as of May 20, 1968, between MAINE YANKEE ATOMIC POWER COMPANY ("Maine Yankee"), a Maine corporation, and (The names of the Purchasers appear in the attached Appendix) (the "Purchaser").

     It is agreed as follows:

1.  BASIC UNDERSTANDINGS.

     Maine Yankee has been organized to provide for the supply of power to its eleven sponsoring utility companies (including the Purchaser). Late in 1966 and early in 1967, it entered into contracts for the manufacture of the major components and the services of an architect-engineer for the construction of a nuclear electric generating unit of the pressurized water type, designed to have a capability of approximately 800 megawatts electric as a site on tidewater in the Town of Wiscasset, Maine (such unit being herein, together with the site and all related facilities to be owned by Maine Yankee, referred to as the "Unit"). Construction of the Unit is now being carried out under contracts with Combustion Engineering, Inc. and Westinghouse Electric Corporation for certain major systems of equipment and Stone and Webster Engineering Corporation as Architect-Engineer.

     The Unit is to be operated to supply power to each of the eleven sponsoring utilities (the "sponsors"), each of which has contemporaneously agreed to purchase a stated percentage of the capacity and output of the Unit and a like percentage of Maine Yankee's stock. The names of the sponsors and their respective percentages ("entitlement percentages") of the capacity and output of the Unit are as follows:

                                                                 Entitlement
                           Sponsor                               Percentage
                           -------                               -----------

       Central Maine Power Company...............................   38.0%
       New England Power Company.................................   20.0%
       The Connecticut Light and Power Company...................    8.0%
       Bangor Hydro-Electric Company.............................    7.0%
       Maine Public Service Company..............................    5.0%
       Public Service Company of New Hampshire...................    5.0%
       Cambridge Electric Light Company..........................    4.0%
       Montaup Electric Company..................................    4.0%
       The Hartford Electric Light Company.......................    4.0%
       Western Massachusetts Electric Company....................    3.0%
       Central Vermont Public Service Corporation................    2.0%

     Maine Yankee and its other sponsors are entering into power contracts which are identical to this contract except for necessary changes in the names of the parties.

2.  EFFECTIVE DATE AND TERM.

     This contract shall become effective upon receipt by the Purchaser of notice that Maine Yankee has entered into power contracts, as contemplated by
Section 1 above, with each of its other sponsors. The term of this contract shall expire 30 years after the plant completion date.

     The "plant completion date" shall be the earlier of (i) December 31, 1973, or (ii) the date on which the Unit is placed in commercial operation, as determined by Maine Yankee (the "commercial operation date").

3.  CONSTRUCTION OF THE UNIT.

     Maine Yankee will proceed with due diligence with construction of the Unit, and will exercise its best efforts to complete and place it in commercial operation by May 1, 1972, within present cost estimates, and will keep the Purchaser reasonably informed as to the progress of construction, material modifications in cost estimates, and expected plant completion date.

4.  OPERATION AND MAINTENANCE OF THE UNIT.

     Maine Yankee will operate and maintain the Unit in accordance with good utility practice under the circumstances and all applicable law, including the applicable provisions of the Atomic Energy Act of 1954, as amended, and of any licenses issued thereunder to Maine Yankee. Within the limits imposed by good utility practice under the circumstances and applicable law, the Unit will be operated at its maximum capability and on a long hour use basis.

     Outages for inspection, maintenance, refueling and repairs and replacements will be scheduled in accordance with good utility practice and insofar as practicable shall be mutually agreed upon by Maine Yankee and the Purchaser. In the event of an outage, Maine Yankee will use its best efforts to restore the Unit to service as promptly as practicable.

5.  PURCHASER'S ENTITLEMENT.

     The Purchaser will, throughout the term of this contract, be entitled and obligated to take its entitlement percentage of the capacity and net electrical output of the Unit, at whatever level the Unit is operated or operable, whether more or less than 800 megawatts electric.

6.  DELIVERIES AND METERING.

     The Purchaser's entitlement percentage of the output of the Unit will be delivered to and accepted by it at the step-up substation at the site. All deliveries will be made in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts. The Purchaser will make its own arrangements for the transmission of its entitlement percentage of the output of the Unit.

     Maine Yankee will supply and maintain all necessary metering equipment for determining the quantity and conditions of supply of deliveries under this contract, will make appropriate tests of such equipment in accordance with good utility practice and as reasonably requested by the Purchaser, and will maintain the accuracy of such equipment within reasonable limits. Maine Yankee will furnish the Purchaser with such summaries of meter readings as the Purchaser may reasonably request.

7.  PAYMENT.

     With respect to each month commencing prior to the plant completion date, the Purchaser will pay Maine Yankee at the rate of 3.75 mills per kilowatt hour, for the Purchaser's entitlement percentage of the net electrical output (if any) of the Unit during the particular month.

     With respect to each month commencing on or after the plant completion date or, in the case of payments under clause (b) below, commencing on or after the date authorized by The Federal Energy Regulatory Commission ("FERC"), formerly the Federal Power Commission, the Purchaser will pay Maine Yankee an amount equal to the Purchaser's entitlement percentage of the sum of (a) Maine Yankee's total fuel costs for the month with respect to the Unit, plus (b) the Total Decommissioning Costs for the month with respect to the Unit, plus (c) Maine Yankee's total operating expenses for the month with respect to the Unit, plus (d) an amount equal to one-twelfth of the composite percentage for such month of the net Unit investment as most recently determined in accordance with this Section 7.

     "Composite percentage" shall be computed as of the plant completion date and as of the last day of each month thereafter (the "computation date") and for any month the composite percentage shall be that computed as of the last day of the previous month. "Composite percentage" as of a computation date shall be the sum of (i) nine and eight-tenths percent (9.8%) or such higher percentage as the Federal

Energy Regulatory Commission (the "Commission") from time to time may allow but not more than twenty percent (20%), multiplied by the percentage which equity investment with respect to the Unit (other than equity investment for the financing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit) as of such date is of the total capital as of such date; plus (ii) the "effective interest rate" per annum of each principal amount of indebtedness outstanding on such date for money borrowed with respect to the Unit (other than for money borrowed for the financing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit), multiplied by the percentage which such principal amount is of total capital as of such date. The "effective interest rate" of each principal amount of indebtedness referred to in clause (ii) of the next preceding sentence will reflect the annual interest requirements and to the extent applicable, amortization of issue expenses, discounts and premiums, sinking fund call premiums, expenses and discounts, refunding and retirement expenses, discounts and premiums, and all other expenses applicable to the issue.

     "Equity investment" as of any date shall consist of the sum of (i) all amounts theretofore paid to Maine Yankee for all capital stock theretofore issued, plus all capital contributions, less the sum of any amounts paid by Maine Yankee in the form of stock retirements, repurchases or redemptions or return of capital; plus (ii) any credit balance in the capital surplus account not included under (i) and in earned surplus account on the books of Maine Yankee as of such date.

     "Total capital" as of any date shall be the equity investment with respect to the Unit, plus the total of all other securities and indebtedness then outstanding with respect to the Unit other than equity investment, securities, indebtedness and other obligations issued in connection with the financing or leasing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit.

     "Uniform System" shall mean the Uniform System of Accounts prescribed by the Federal Power Commission for Class A and Class B Public Utilities and Licensees as in effect on the date of this contract and as said System may be hereafter amended to take account of private ownership of special unclear material.

     Maine Yankee's "fuel costs" for any month shall include (i) amounts chargeable in accordance with the Uniform System in such month as amortization of costs of fuel assemblies and components and burn-up of nuclear materials for the Unit; plus (ii) all other amounts properly chargeable in accordance with the Uniform System to fuel costs for the Unit less any applicable credits thereto; plus (iii) one-twelfth of nine and eight-tenths percent (9.8%) or such higher percentage as the Commission from time to time may allow, but not more than twenty percent (20%), multiplied by the equity investment for the financing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit; plus (iv) to the extent not provided for in any of the foregoing, all payments (or accruals therefor or a amortization thereof) with respect to obligations incurred in connection with the financing or leasing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit.

     Maine Yankee's "operating expenses" shall include all amounts properly chargeable to operating expense accounts (other than such amounts which are included in Maine Yankee's fuel costs) less any applicable credits thereto, in accordance with the Uniform System; provided, however, that for purposes of this contract, the accrual of depreciation and amortization of the Unit as an operating expense shall commence on the plant completion date, The amount of depreciation and amortization for each period shall be at a rate at least sufficient to fully amortize the then non-salvable plant investment balance in equal amounts over the periods remaining until May 1, 2002.

     The "net Unit investments" shall consist in each case with respect to the Unit, of the net sum of (i) the aggregate amount properly chargeable at the time in accordance with the Uniform System to Maine Yankee's electric plant accounts (including construction work in progress); plus (ii) the amount of any unamortized property losses; less (iii) the amount of any reserves for depreciation and for amortization of property losses; plus (iv) such allowances for inventories, materials and supplies (other than fuel assemblies and components), prepaid items and cash working capital as may reasonably be determined from time to time by Maine Yankee.

     The net Unit investment shall be determined as of the plant completion date and thereafter as of the commencement of each calendar year, or, if Maine Yankee elects, at more frequent intervals.

     "Total Decommissioning Costs" for any month shall mean the sum of (x) an amount equal to all accruals in such month to any reserve, as from time to time established by Maine Yankee and approved by its board of directors, to provide for the ultimate payment of the Decommissioning Expenses of the Unit plus (y) Decommissioning Tax Liability for such month. It is understood (i) that such funds may be held by Maine Yankee or, if required, by an independent trust or other separate fund, as determined by said board of directors, (ii) that, upon compliance with Section 21, hereof, the amount, custody and/or timing of such accruals may from time to time during the term hereof be modified by said board of directors in its discretion or to comply with applicable statutory or regulatory requirements or to reflect changes in the amount, custody or timing of anticipated Decommissioning Expenses, and (iii) that the use of the term "to decommission" herein encompasses compliance with all requirements (other than those relating to spent nuclear fuel) of the Nuclear Regulatory Commission or its successors (NRC) for permanent cessation of operation of nuclear facility.

     "Decommissioning Expenses" shall include:

          (1) All costs and expenses of removing the Unit from service, including without limitation, dismantling, mothballing, removing radioactive material (excluding spent nuclear fuel) to temporary and/or permanent storage sites, decontaminating, restoring and supervising the site, and any costs and expenses incurred in connection with proceedings before governmental regulatory authorities relating to any authorization to decommission the Unit or remove the Unit from service;

          (2) All costs of labor and services, whether directly or indirectly incurred, including without limitation services of foremen, inspectors, supervisors, surveyors, engineers, security personnel, counsel and accountants, performed or rendered in connection with the decommissioning of the Unit and the removal of the Unit from service, and all costs of materials, supplies, machinery, construction equipment or apparatus hired) for or in connection with the decommissioning of the Unit and the removal of the Unit from service, and all administrative costs, including services of counsel and financial advisers, of any applicable independent trust or other separate fund; it being understood that any amount, exclusive of proceeds of insurance, realized by Maine Yankee as salvage on any machinery, construction equipment and apparatus, the cost of which was charged to Decommissioning Expense, shall be treated as a reduction of the amounts otherwise chargeable on account of the costs of decommissioning of the Unit; and

          (3) All overhead costs applicable to the Unit during its decommissioning period, including, without limiting the generality of the foregoing, taxes (other than taxes on or in respect of income), licenses, excises and assessments, casualties, surety bond premiums and insurance premiums.

     "Decommissioning Tax Liability" for any month shall be an amount established by Maine Yankee and approved by its board of directors to meet possible income tax obligations, which amount shall not exceed: the amount to be included in the clause (x) portion of Total Decommissioning Costs for such month multiplied by a fraction whose numerator is equal to the combined highest statutory Federal and state marginal income tax rate and whose denominator is equal to one minus the combined highest statutory Federal and state marginal income tax rate. Maine Yankee will use its best efforts to obtain as promptly as possible favorable tax treatment of the payments for Total Decommissioning Costs hereunder so that Decommissioning Tax Liability may be minimized.

     Without limiting the generality of the foregoing, amounts expended or to be paid with respect to decommissioning of the Unit or removal of the Unit from service shall constitute part of the Decommissioning Expenses if they are, or when paid will be, either (i) properly changeable to any account related to decommissioning of a nuclear generating unit in accordance with the Uniform System or generally accepted accounting principles as then in effect, or (ii) properly changeable to decommissioning of a nuclear generating unit in accordance with then applicable regulations of the NRC or FERC or any other regulatory agency having jurisdiction.

     Maine Yankee will bill the Purchaser, as soon as practicable after the end of each month, for all amounts payable by the Purchaser with respect to the particular month. Such bills will be rendered in such detail as the Purchaser may reasonably request and may be rendered on an estimated basis subject to corrective adjustments in subsequent billing periods. All bills shall be due and payable when rendered.

     When all or any part of any bill shall remain unpaid for more than thirty
(30) days after the rendering thereof, simple interest at an annual rate which is 2% in excess of the current prime rate then in effect at The First National Bank of Boston shall accrue to Maine Yankee from and after the due date to the date payment is received and shall be payable to Maine Yankee on either (i) such unpaid amount, or (ii) in the event the amount of the bill is disputed, the amount finally determined to be due and payable.

     Notwithstanding any other provision of this Contract, the treatment of (1) construction work in progress ("CWIP"), (2) nuclear fuel in process ("NFIP"), and (3) accumulated deferred income taxes ("ADIT") for purposes of any calculations relevant to the computation of monthly payments under this Section 7 shall conform to the Federal Energy Regulatory Commission's regulations respecting such items, as such regulations may be modified from time to time.

     7A.  DECOMMISSIONING FUND.

     Maine Yankee agrees to pay to, or cause to be paid to, the Maine Yankee Trust or any successor trust approved by the board of directors of Maine Yankee all funds collected hereunder for the express purpose of decommissioning the Unit or removing the Unit from service and further agrees that, after the tax consequences of decommissioning collections have been resolved, any funds collected hereunder to meet Decommissioning Tax Liability which are not used for that purpose will be refunded to Purchaser to the extent required by FERC.

8.  MAKE-UP TERM AND OPTION TERM.

     (a) The Purchaser may elect to extend the contract term by written notice to Maine Yankee upon the following conditions and for the following period or periods:

          (i) in the event that the Unit is not in commercial operations on the plant completion date, the contract term may be extended for a period equal to the number of consecutive days by which commercial operation is delayed beyond the plant completion date; and

          (ii) if at any time after the commencement of commercial operation no deliveries are made under this contract for a period of at least 120 consecutive days, the contract may be extended for a period equal to the aggregate of such periods during which no deliveries were made.

If the term of the contract is extended pursuant to the provisions of this subsection (a), all of the contract provisions shall remain in effect for the extended term.

     (b) Upon expiration of the initial term of this contract or upon expiration of the term as extended in accordance with subsection (a) of this
Section 8, the Purchaser shall continue to be entitled, at its option, to its entitlement percentage of the capacity and output of the Unit upon terms at least as favorable as those obtained by any other person.

9.  CANCELLATION OF CONTRACT.

     If deliveries cannot be made to the Purchaser because either

          (i) the Unit is damaged to the extent of being completely or substantially completely destroyed, or

          (ii) the Unit is taken by exercise of the right of eminent domain or a similar right or power, or

          (iii) (a) the Unit cannot be used because of contamination, or because a necessary license or other necessary public authorization cannot be obtained or is revoked, or because the utilization of such a license or authorization is made subject to specified conditions which are met, and
     (b) the situation cannot be rectified to an extent which will permit Maine Yankee to make deliveries to the Purchaser from the Unit:

then and in any such case, the Purchaser may cancel the provisions of this contract, except that in all cases other than those described in clause (ii) above, the provisions relating to the payment of Total Decommissioning Costs shall, whether or not the Unit is operated or operable and notwithstanding any earlier termination of the service life of the Unit, remain in full force and effect until January 1, 2003 or the completion of decommissioning, whichever is earlier. Such cancellation shall be effected by written notice given by the Purchaser to Maine Yankee. In the event of such cancellation, all continuing obligations of the parties (other than the obligation relating to the payment and application of Total Decommissioning Costs to the extent that such obligations remain in full force and effect pursuant to the second preceding sentence, but including the Purchaser's obligations to continue payments pursuant to clauses (a), (c) and (d)of the second paragraph of Section 7 hereof) shall cease forthwith. Any dispute as the Purchaser's right to cancel this contract pursuant to the foregoing provisions shall be referred to arbitration in accordance with the provisions of Section 12.

     Notwithstanding anything in this contract elsewhere contained, the Purchaser may cancel this contract or be relieved of its obligations to make payments hereunder only as provided in the next preceding paragraph of this
Section 9. Further, if for reasons beyond Maine Yankee's reasonable control, deliveries are not made as contemplated by this contract, Maine Yankee shall have no liability to the Purchaser on account of such non-delivery.

10.  INSURANCE.

     Prior to the first shipment of fuel to the plant site, Maine Yankee will obtain, and thereafter will at all times maintain insurance to cover its "public liability" for personal injury and property damage resulting from a "nuclear incident" (as those terms are defined in the Atomic Energy Act of 1954 as amended), with limits not less than Maine Yankee may be required to maintain to qualify for governmental indemnity under said Act and shall execute and maintain an indemnification agreement with the Atomic Energy Commission as provided by said Act. Maine Yankee will also at all times maintain such other types of liability insurance, including workmen's compensation insurance, in such amounts, as is customary in the case of other similar electric utility companies, or as may be required by law.

     Maine Yankee will at all times keep insured such portions of the Unit (other than the fuel assemblies and components, including nuclear materials) as are of a character usually insured by electric utility companies similarly situated and operating like properties, against the risk of a "nuclear incident" and such other risks as electric utility companies, similarly situated and operating like properties, usually insure against; and such insurance shall to the extent available be carried in amounts sufficient to prevent Maine Yankee from becoming a co-insurer. Maine Yankee will at all times keep its fuel assemblies and components (including nuclear materials) insured against such risks and in such amounts as shall, in the opinion of Maine Yankee, provide adequate protection.

11.  ADDITIONAL UNITS.

     Maine Yankee or its nominees may install one or more additional generating units at the Wiscasset site. The installation of such unit or units shall not affect the terms of this contract, but in such case if any portion of the Unit (whether such portion constitutes land, structures or equipment) is also used with an additional unit or units, an appropriate allocation of the cost of the Unit shall be made and the net Unit investment shall be reduced accordingly, subject, however, to the limitation that the aggregate amount of the reduction in net Unit investment resulting from all such allocations shall not exceed $5,000,000. Maine Yankee may make any other necessary allocations or any necessary adjustments in its accounts with respect to the Unit (including fuel assemblies and components) and any additional unit or units, and such allocations and adjustments shall be binding on the sponsors.

12.  AUDIT.

     Vermont Yankee's books and records (including metering records) shall be open to reasonable inspection and audit by the Purchaser.

13.  ARBITRATION.

     In case any dispute shall arise as to the interpretation or performance of this contract which cannot be settled by mutual agreement and which may be finally determined by arbitration under the law of the State of Maine then in effect, such dispute shall be submitted to arbitration, and arbitration of such dispute shall be a condition precedent to any action at law or suit in equity that can be brought. The parties shall if possible agree upon a single arbitrator. In case of failure to agree upon an arbitrator within 15 days after the delivery by either party to the other of a written notice requesting arbitration, either party may request the American Arbitration Association to appoint the arbitrator. The arbitrator, after opportunity for each of the parties to be heard, shall consider and decide the dispute and notify the parties in writing of his decision. The expenses of the arbitration shall be borne equally by them.

14.  REGULATION.

     This contract, and all rights, obligations and performance of the parties hereunder, are subject to all applicable state and federal law and to all duly promulgated orders and other duly authorized action of governmental authority having jurisdiction in the premises.

15.  ASSIGNMENT.

     This contract shall be binding upon and shall inure to the benefit of, and may be performed by, the successors and assigns of the parties, except that no assignment, pledge or other transfer of this contract by either party shall operate to release the assignor, pledgor or transferor from any of its obligations under this contract unless consent to the release is given in writing by the other party, or, if the other party has theretofore assigned, pledged or otherwise transferred its interest in this contract, by the other party's assignee, pledgee or transferee, or unless such transfer is incident to a merger or consolidation with, or transfer of all or substantially all of the assets of the transferor to, another sponsor which shall, as a part of such succession, assume all the obligations of the transferor under this contract.

16.  RIGHT OF SETOFF.

     The Purchaser shall not be entitled to set off against the payments required to be made by it under this contract (i) any amounts owed to it by Maine Yankee or (ii) the amount of any claim by it against Maine Yankee. However, the foregoing shall not affect in any other way the Purchaser's rights and remedies with respect to any such amounts owned to it by Maine Yankee or any such claim by it against Maine Yankee.

17.  INTERPRETATION.

     The interpretation and performance of this contract shall be in accordance with and controlled by the law of the State of Maine.

18.  ADDRESSES.

     Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other, relating to this contract, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when delivered in person or upon the lapse of 48 hours from mailing by registered or certified mail, postage prepaid, to the post office address of the other party shown following the signature of such party hereto, or such other address as may be designated by written notice given as provided in this Section 18.

19.  CORPORATE OBLIGATIONS.

     This contract is the corporate act and obligation of the parties hereto, and any claim hereunder against any stockholder (other than the Purchaser), director or officer of either party, as such, is expressly waived.

     This contract represents the entire agreement between us relating to the subject matter hereof, and all previous agreements, discussions, communications and correspondence with respect to the subject matter are hereby superseded and are of no further force and effect.

21.  Amendments.

     Upon authorization by Maine Yankee's board of directors of uniform amendments to all the sponsor power contracts, Maine Yankee shall have the right to amend the provisions of Section 7 hereof insofar as they relate to the amounts collectible by Maine Yankee pursuant to clause (b) of the second paragraph of Section 7 hereof or to the timing of such collections by serving an appropriate statement of such amendment upon the Purchaser and filing the same with FERC (or such other regulatory agency as may have jurisdiction in the premises) in accordance with the provisions of applicable laws and any rules and regulations thereunder, and the amendment shall thereupon become effective on the date specified therein, subject to any suspension order duly issued by such agency. All other amendments to this contract shall be by mutual agreement, evidenced by a written amendment signed by the parties hereto.

     IN WITNESS WHEREOF, the parties have executed this contract by their respective officers thereunto duly authorized as of the date first above written.


                                        MAINE YANKEE ATOMIC POWER COMPANY


                                        By WILLIAM H. DUNHAM
                                              President

                                           9 Green Street
                                           Augusta, Maine 04330


                                        By_________________________________
                                               (Officer and Title)



                                                    (Address)

                                        ___________________________________

                                        ___________________________________

                                    APPENDIX

     Separate Power Contracts were entered into, identical in form with the foregoing except as to the execution thereof and except that on page 1 the names of the respective Purchasers were inserted.

     The Power Contract were executed by the respective parties thereto, as follows:

MAINE YANKEE ATOMIC POWER COMPANY       PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

By  W.H. DUNHAM                         By  W.C. TALLMAN
    President                               President
      9 Green Street                          108 Elm Street
      Augusta, Maine 04330                    Manchester, New Hampshire 03105


CENTRAL MAINE POWER COMPANY             CAMBRIDGE ELECTRIC LIGHT COMPANY

By  S. GIDDINGS                         By  JOHN F. RICH
    Executive Vice President                President
      9 Green Street                          130 Austin Street
      Augusta, Maine                          Cambridge, Mass. 02139


NEW ENGLAND POWER COMPANY               MONTAUP ELECTRIC COMPANY

By  ROBERT F. KRAUSE                    By  GUIDO R. PERERA
    President                               President
      441 Stuart Street                       P.O. Box 2333
      Boston, Massachusetts                   Boston, Massachusetts 02107


THE CONNECTICUT LIGHT AND POWER         THE HARTFORD ELECTRIC LIGHT
 COMPANY                                 COMPANY

By  SHERMAN R. KNAPP                    By  C.L. DERRICK
    Chairman                                Chairman
      P.O. Box 2010                           P.O. Box 2370
      Hartford, Connecticut 06101             Hartford, Connecticut 06101


BANGOR HYDRO-ELECTRIC COMPANY           WESTERN MASSACHUSETTS ELECTRIC COMPANY

By   R.N. HASKELL                       By  ROBERT E. BARRETT, JR.
     President                              President
       33 State Street                        174 Brush Hill Avenue
       Bangor, Maine 04401                    West Springfield, Mass. 01089

                                        CENTRAL VERMONT PUBLIC SERVICE
MAINE PUBLIC SERVICE COMPANY              CORPORATION

By   C.H. STETSON                       By  L. DOUGLAS MEREDITH
     Chairman                               President
       209 State Street                       77 Grove Street
       Presque Isle, Maine 04769              Rutland, Vermont 05701

                                                                   EXHIBIT MET-5




                            ADDITIONAL POWER CONTRACT

                          DATED AS OF FEBRUARY 1, 1984

                                    CONFORMED

            BETWEEN MAINE YANKEE ATOMIC POWER COMPANY AND PURCHASER

                                                                     (Conformed)

     ADDITIONAL POWER CONTRACT, dated as of February 1, 1984, between MAINE YANKEE ATOMIC POWER COMPANY ("Maine Yankee"), a Maine corporation, and [The names of the Purchasers appear in the attached Appendix] (the "Purchaser").

     It is agreed as follows:

1.   BASIC UNDERSTANDINGS.

     Maine Yankee was organized in 1966 to provide for the supply of power to its eleven sponsoring utility companies (including the Purchaser), which utilities are hereinafter called the "sponsors". It constructed a nuclear electric generating unit of the pressurized water type, having a maximum net capability of approximately 830 megawatts electric, on Bailey Point in Wiscasset, Maine (said unit being herein, together with the site and all related facilities owned or to be owned by Maine Yankee, referred to as the "Unit"). On June 27, 1973 Maine Yankee was issued a full-term, operating license for the Unit from the Atomic Energy Commission (now the Nuclear Regulatory Commission which, together with any successor agency or agencies, is hereafter called the "NRC"), which license expires on October 21, 2008, and the Unit commenced commercial operation on January 1, 1973.

     The Unit is operated to supply power to Maine Yankee's sponsors, each of which by a Power Contract dated as of

May 20, 1968, as amended and as may be further amended from time to time (collectively the "Initial Power Contracts"), has undertaken to purchase a fixed percentage of the capacity and output of the Unit for a term extending through January 1, 2003. The names of the sponsors and their respective percentages ("entitlement percentages") of the capacity and output of the Unit are as follows:

                                                      Entitlement
Sponsor                                               Percentage
-------                                               ----------

Central Maine Power Company ...........................  38.0%
New England Power Company .............................  20.0%
The Connecticut Light and Power Company ...............  12.0%
Bangor Hydro-Electric Company .........................   7.0%
Maine Public Service Company ..........................   5.0%
Public Service Company of New Hampshire ...............   5.0%
Cambridge Electric Light Company ......................   4.0%
Montaup Electric Company ..............................   4.0%
Western Massachusetts Electric Company ................   3.0%
Central Vermont Public Service Corporation ............   2.0%
                                                        -----
                                                        100.0%

     The sponsors have resold portions of their entitlement percentages of capacity and output of the Unit under the Initial Power Contracts to other utilities (the "secondary purchasers") on terms and conditions substantially equivalent to those in the Initial Power contracts: in 1972, the three Maine sponsors resold an aggragate of .7158% of the Unit's capacity and output to other utilities in Maine and, also in 1972, the non-Maine sponsors resold an aggregate of 5.5689% of the Unit's capacity and output to other New England utilities outside of Maine (collectively the "Resale Contracts"). In 1983 the Initial Power Contracts were amended to incorporate provisions for collection of funds to defray the ultimate cost of decommissioning the Unit, which costs are being borne PRO RATA by the secondary purchasers under the Resale Contracts.

     Maine Yankee and its sponsors desire to provide for the orderly continuation of the sale and purchase of the capacity and output of the Unit during the useful life of the Unit to the extent it continues beyond the termination date of the Initial Power Contracts, and to provide appropriate provisions for the collection of funds for and the payment of decommissioning and any other costs with respect thereto both during and after the useful life of the Unit. Maine Yankee and its other sponsors are entering into Additional Power Contracts which are identical to this contract except for necessary changes in the names of the parties.

2.   EFFECTIVE DATE, TERM AND WAIVER.

     This contract shall become effective upon receipt by the Purchaser of notice that Maine Yankee has entered into Additional Power Contracts, as contemplated by Section 1 above, with each of its other sponsors. The operative term of this contract shall commence on January 2, 2003, notwithstanding the fact that the useful service life of the Unit may have been terminated prior to that date, and shall terminate upon the later to occur of (i) 30 days after the date on which the last of the financial obligations of Maine Yankee which constitute elements of the purchase price calculated pursuant to Section 7 of this contract has been extinguished by Maine Yankee or (ii) 30 days after the date on which Maine Yankee is finally relieved of any obligations under the last of any licenses (operating and/or possessory) which it now holds from, or which may hereafter be issued to it by, the NRC with respect to the Unit under applicable provisions of the Atomic Energy Act of 1954, as amended from time to time (the "Act").

     Maine Yankee and the Purchaser acknowledge that if the useful service life of the Unit is terminated prior to January 2, 2003, then only the provisions of this contract applicable to decommissioning of the Unit will apply during the operative term of this contract.

     The Purchaser hereby irrevocably waives its right to extend the contract term of its Initial Power Contract pursuant to subsections (a) or (b) of Section 8 thereof.

3.   OPERATION AND MAINTENANCE OF THE UNIT.

     Maine Yankee will operate and maintain the Unit in accordance with good utility practice under the circumstances and all applicable law, including the applicable provisions of the Act and of any licenses issued thereunder to Maine Yankee. Within the limits imposed by good utility practice under the circumstances and applicable law, the Unit will be operated at its maximum capability and on a long hour use basis.

     Outages for inspection, maintenance, refueling and repairs and replacements will be scheduled in accordance with good utility practice, and insofar as practicable shall be mutually agreed upon by Maine Yankee and the Purchaser. In the event of an outage, Maine Yankee will use its best efforts to restore the Unit to service as promptly as practicable.

4.   DECOMMISSIONING.

     After commercial operation of the Unit permanently ceases, Maine Yankee will decommission the Unit in a manner authorized by Maine Yankee's board of directors and approved by the NRC in accordance with the Act and the rules and regulations thereunder then in effect and by any agency having jurisdiction over decommissioning of the Unit.

     It is understood that, pursuant to the Initial Power Contracts and the Resale Contracts, the sponsors and secondary purchasers are currently being billed for Total Decommissioning Costs which, as of the date of this contract, are being accumulated in a separate trust fund (the "Maine Yankee Trust") which was established for the purpose of reimbursing Maine Yankee for Decommissioning Expenses incurred in the process of decommissioning the Unit and that such billings are subject to change in accordance with the provisions of the Initial Power Contracts, subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC"), formerly the Federal Power Commission.

It is contemplated that sufficient funds will be accumulated pursuant to those contracts and paragraph 7 hereof to reimburse Maine Yankee for the full cost of decommissioning the Unit.

5.   PURCHASER'S ENTITLEMENT.

     The Purchaser will, throughout the term of this contract, be entitled and obligated to take its entitlement percentage of the capacity and net electrical output of the Unit, at whatever level the Unit is operated or operable, whether more or less than 830 megawatts electric.

6.   DELIVERIES AND METERING.

     The Purchaser's entitlement percentage, of the output of the Unit will be delivered to and accepted by it at the step-up substation at the site. All deliveries will be made in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts. The Purchaser will make its own arrangements for the transmission of its entitlement percentage of the output of the Unit.

     Maine Yankee will supply and maintain all necessary metering equipment for determining the quantity and conditions of supply of deliveries under this contract, will make appropriate tests of such equipment in accordance with good utility practice and as reasonably requested by the Purchaser, and will maintain the accuracy of such equipment within reasonable limits. Maine Yankee will furnish the

Purchaser with such summaries of meter readings as the Purchaser may reasonably request.

7.   PAYMENT.

     With respect to each month commencing on or after January 1, 2003, the Purchaser will pay Maine Yankee an amount equal to the Purchaser's entitlement percentage of the sum of (a) Maine Yankee's total fuel costs for the month with respect to the Unit, plus (b) the Total Decommissioning Costs for the month with respect to the Unit, plus (c) Maine Yankee's total operating expenses for the month with respect to the Unit, plus (d) an amount equal to one-twelfth of the composite percentage for such month of the net Unit investment as most recently determined in accordance with this Section 7.

     "Composite percentage" shall be computed as of the last day of each month during the term hereof (the "computation date") and for any month the composite percentage shall be that computed as of the last day of the previous month. "Composite percentage" as of a computation date shall be the sum of (i) the equity percentage as of such date multiplied by the percentage which equity investment with respect to the Unit (other than equity investment for the financing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit) as of such date is of the total capital as of such date; plus (ii) the "effective interest rate" per annum of each principal amount of indebtedness outstanding on such date for money borrowed with respect to the Unit (other than for money borrowed for the financing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit), multiplied by the percentage which such principal amount is of total capital as of such date. The "effective interest rate" of each principal amount of indebtedness referred to in clause (ii) of the next preceding sentence will reflect the annual interest requirements and to the extent applicable, amortization of issue expenses, discounts and premiums, sinking fund call premiums, expenses and discounts, refunding and retirement expenses, discounts and premiums, and all other expenses applicable to the issue.

     "Equity investment" as of any date shall consist of the sum of (i) all amounts theretofore paid to Maine Yankee for all capital stock theretofore issued, plus all capital contributions, less the sum of any amounts paid by Maine Yankee in the form of stock retirements, repurchases or redemptions or return of capital; plus (ii) any credit balance in the capital surplus account not included under (i) and in the earned surplus account on the books of Maine Yankee as of such date.

     "Equity percentage" as of any date after commencement of the operative term hereof shall be that percentage which was the "equity percentage" in effect on the last day of the term of the Initial Power Contracts or such other percentage as may from time to time thereafter be approved by FERC.

     "Total capital" as of any date shall be the equity investment with respect to the Unit, plus the total of all other securities and indebtedness then outstanding with respect to the Unit other than equity investment, securities, indebtedness and other obligations issued in connection with the financing or leasing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit.

     "Uniform System" shall mean the Uniform System of Accounts prescribed by FERC for Class A and Class B Public Utilities and Licensees as in effect on the date of this Agreement and as said System may be hereafter amended to take account of private ownership of special nuclear material.

     Maine Yankee's "fuel costs" for any month shall include (i) amounts chargeable in accordance with the Uniform System in such month as amortization of costs of fuel assemblies and components and burn-up of nuclear materials for the Unit; plus (ii) all other amounts properly chargeable in accordance with the Uniform System to fuel costs for the Unit less any applicable credits thereto; plus (iii) one-twelfth of the equity percentage as of such month multiplied by the equity investment for the financing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit; plus (iv) to the extent not provided for in any of the foregoing, all payments (or accruals therefor or amortization thereof) with respect to obligations incurred in connection with the financing or leasing of fuel inventory, including nuclear materials and the cost of fabrication thereof, for the Unit (provided that such inventory is not included in the net Unit investment).

     Maine Yankee's "operating expenses" shall include all amounts properly chargeable to operating expense accounts (other than such amounts which are included in Maine Yankee's fuel costs), less any applicable credits thereto, in accordance with the Uniform System; it being understood that for purposes of this contract "operating expenses" shall include depreciation accrual and amortization at a rate at least sufficient to fully amortize the non-salvageable plant investment over the estimated remaining useful life of the plant.

     The "net Unit investment" shall consist, in each case with respect to the Unit, the net sum of (i) the aggregate amount properly chargeable at the time in accordance with the Uniform System to Maine Yankee's electric plant accounts (including construction work in progress); plus (ii) the amount of any unamortized property losses; less (iii) the amount of any reserves for depreciation and for amortization of property losses; plus (iv) such allowances for inventories, materials and supplies (other than fuel assemblies and components), prepaid items and cash working capital as may reasonably be determined from time to time by Maine Yankee. The net Unit investment shall be determined as of the commencement of each calendar year, or, if Maine Yankee elects, at more frequent intervals.

     "Total Decommissioning Costs" for any month shall mean the sum of (x) an amount equal to all accruals in such month to any reserve, as from time to time established by Maine Yankee and approved by its board of directors, to provide for the ultimate payment of the Decommissioning Expenses of the Unit plus (y) Decommissioning Tax Liability for such month. It is understood (i) that such funds may be held by Maine Yankee or by any independent trust or other separate fund, as determined by said board of directors, (ii) that, upon compliance with
Section 18 hereof, the amount, custody and/or timing of such accruals may from time to time during the term hereof be modified by said board of directors in its discretion or to comply with applicable statutory or regulatory requirements or to reflect changes in the amount, custody or timing of anticipated Decommissioning Expenses, and (iii) that the use of the term "to decommission" herein encompasses compliance with all requirements (other than those relating to spent nuclear fuel) of the NRC for permanent cessation of operation of a nuclear facility. "Decommissioning Expenses" shall include:

(1) All costs and expenses of removing the Unit from service, including without limitation, dismantling, mothballing, removing radioactive material (excluding spent nuclear fuel) to temporary and/or permanent storage sites, decontaminating, restoring and supervising the site, and any costs and expenses incurred in connection with proceedings before governmental regulatory authorities relating to any authorization to decommission the Unit or remove the Unit from service;

(2) All costs of labor and services, whether directly or indirectly incurred, including without limitation services of foremen, inspectors, supervisors, surveyors, engineers, security personnel, counsel and accountants, performed or rendered in connection with the decommissioning of the Unit and the removal of the Unit from service, and all costs of materials, supplies, machinery, construction equipment and apparatus acquired or used (including rental charges for machinery, equipment or apparatus hired) for or in connection with the decommissioning of the Unit and the removal of the Unit from service, and all administrative costs, including services of counsel and financial advisers, of any applicable independent trust or other separate fund; it being understood that any amount, exclusive of proceeds of insurance, realized by Maine Yankee as salvage on any machinery, construction equipment and apparatus, the cost of which was charged to Decommissioning Expense, shall be treated as a reduction of the amounts otherwise chargeable on account of the costs of decommissioning of the Unit; and

(3) All overhead costs applicable to the Unit during its decommissioning period, including, without limiting the generality of the foregoing, taxes (other than taxes on or in respect of income), licenses, excises and assessments, casualties, surety bond premiums and insurance premiums.

     "Decommissioning Tax Liability" for any month shall be an amount established by Maine Yankee and approved by its board of directors to meet possible income tax obligations, which amount shall not exceed: the amount to be included in the clause (x) portion of Total Decommissioning Costs for such month multiplied by a fraction whose numerator is equal to the combined highest statutory Federal and state marginal income tax rate and whose denominator is equal to one minus the combined highest statutory Federal and state marginal income tax rate.

     Without limiting the generality of the foregoing, any other amounts expended or to be paid with respect to decommissioning of the Unit or removal of the Unit from service shall constitute part of the Decommissioning Expenses if they are, or when paid will be, either
(i) properly chargeable to any account related to decommissioning of a nuclear generating unit in accordance with the Uniform System or generally accepted accounting principles as then in effect, or (ii) properly chargeable to decommissioning of a nuclear generating unit in accordance with then applicable regulations of the NRC or FERC or any other regulatory agency having jurisdiction.

8.   BILLING.

     Maine Yankee will bill the Purchaser, as soon as practicable after the end of each month, for all amounts payable by the Purchaser with respect to the particular month pursuant to Section 7 hereof. Such bills will be rendered in such detail as the Purchaser may reasonably request and may be rendered on an estimated basis subject to corrective adjustments in subsequent billing periods. All bills shall be paid in full within 10 days after receipt thereof by the Purchaser.

     When all or any part of any bill shall remain unpaid for more than thirty
(30) days after the due date thereof, simple interest at an annual rate which is at all times 1% in excess of the prime rate for commercial loans in effect at The First National Bank of Boston shall accrue to Maine

Yankee from and after the thirtieth day from the due date of said bill.

9.   DECOMMISSIONING FUND.

     Maine Yankee agrees to pay to, or cause to be paid to, the Maine Yankee Trust or any successor trust approved by the board of directors of Maine Yankee all funds collected hereunder for the express purpose of decommissioning the Unit or removing the Unit from service and further agrees that, after the tax consequences of decommissioning collections have been resolved, any funds collected hereunder to meet Decommissioning Tax Liability which are not used for that purpose will be refunded to the Purchaser to the extent required by FERC.

10.  CANCELLATION OF CONTRACT.

     If deliveries cannot be made to the Purchaser because either

          (i) the Unit is damaged to the extent of being completely or substantially completely destroyed, or

          (ii) the Unit is taken by exercise of the right of eminent domain or a similar right or power, or

          (iii) (a) the Unit cannot be used because of contamination, or because a necessary license or other necessary public authorization cannot be obtained or is revoked, or because the utilization of such a license or authorization is made subject to specified conditions which are not met, and (b) the situation cannot be rectified to an extent which will permit Maine Yankee to make deliveries to the Purchaser from the Unit;

then and in any such case, the Purchaser may cancel the provisions of this contract, except that in all cases other than those described in clause (ii) above, the provisions relating to the payment of Total Decommissioning Costs shall, whether or not the Unit is operated or operable and notwithstanding any earlier termination of the service life of the Unit, remain in full force and effect until the expiration of the term hereof, it being recognized that such costs represent deferred payment in connection with power theretofore delivered by Maine Yankee hereunder. Such cancellation shall be effected by written notice given by the Purchaser to Maine Yankee. In the event of such cancellation, all continuing obligations of the parties hereunder (other than the obligations relating to the payment and application of Total Decommissioning Costs to the extent that such obligations remain in full force and effect pursuant to the second preceding sentence, but including the Purchaser's obligations to continue payments pursuant to clauses (a), (c) and (d) of the first paragraph of Section 7 hereof) shall cease forthwith. Notwithstanding the foregoing, the applicable provisions of this contract shall continue in effect after the cancellation hereof to the extent necessary to permit final billings and adjustments hereunder with respect to obligations incurred through the date of cancellation and the collection thereof. Any dispute as to the Purchaser's right to cancel this contract pursuant to the foregoing provisions shall be referred to arbitration in accordance with the provisions of
Section 14 hereof.

     Notwithstanding anything in this contract elsewhere contained, the Purchaser may cancel this contract or be relieved of its obligations to make payments hereunder only as provided in the next preceding paragraph of this
Section 10. Further, if for reasons beyond Maine Yankee's reasonable control, deliveries are not made as contemplated by this contract, Maine Yankee shall have no liability to the Purchaser on account of such non-delivery.

11. INSURANCE.

     Maine Yankee presently has in effect, and hereafter will at all times maintain until the expiration of the term hereof, insurance to cover its "public liability" for personal injury and property damage resulting from a "nuclear incident" (as those terms are defined in the Act), with limits not less than Maine Yankee may be required to maintain to qualify for governmental indemnity under the Act and shall execute and maintain an indemnification agreement with the NRC as provided by the Act. Maine Yankee will also at all times maintain such other types of liability insurance, including workmen's compensation insurance, in such amounts as is customary in the case of other similar electric utility companies or as may be required by law.

     Maine Yankee will at all times keep insured such portions of the Unit (other than the fuel assemblies and components, including nuclear materials) as are of a character usually insured by electric utility companies similarly situated and operating like properties, against the risk of a "nuclear incident" and such other risks as electric utility companies, similarly situated and operating like properties, usually insure against; and such insurance shall to the extent available be carried in amounts sufficient to prevent Maine Yankee from becoming a co-insurer. Maine Yankee will at all times keep its fuel assemblies and components (including nuclear materials) insured against such risks and in such amounts as shall, in the opinion of Maine Yankee, provide adequate protection.

12.  ADDITIONAL UNITS.

     At any time after the date hereof Maine Yankee or its nominees may install one or more additional generating units at the Wiscasset site. The installation of such unit or units shall not affect the terms of this contract, but in such case if any portion of the Unit (whether such portion constitutes land, structures or equipment) is also used with an additional unit or units, an appropriate allocation of the cost of the Unit shall be made and the net Unit investment shall be reduced accordingly, subject, however, to the limitation that the aggregate amount of the reduction in net Unit investment resulting from all such allocations shall not exceed $5,000,000. Maine Yankee may make any other necessary allocations or any necessary adjustments in its accounts with respect to the Unit (including fuel assemblies and components) and any additional unit or units, and such allocations and adjustments shall be binding on the sponsors.

13.  AUDIT.

     Maine Yankee's books and records (including metering records) shall be open to reasonable inspection and audit by the Purchaser.

14.  ARBITRATION.

     In case any dispute shall arise as to the interpretation or performance of this contract which cannot be settled by mutual agreement and which may be finally determined by arbitration under the law of the State of Maine then in effect, such dispute shall be submitted to arbitration, and arbitration of such dispute shall be a condition precedent to any action at law or suit in equity that can be brought. The parties shall if possible agree upon a single arbitrator. In case of failure to agree upon an arbitrator within 15 days after the delivery by either party to the other of a written notice requesting arbitration, either party may request the American Arbitration Association to appoint the arbitrator. The arbitrator, after opportunity for each of the parties to be heard, shall consider and decide the dispute and notify the parties in writing of his decision. The expenses of the arbitration shall be borne equally by the parties.

15.  REGULATION.

     This contract, and all rights, obligations and performance of the parties hereunder, are subject to all applicable state and federal law and to all duly promulgated orders and other duly authorized action of governmental authority having jurisdiction in the premises.

16.  ASSIGNMENT.

     This contract shall be binding upon and shall inure to the benefit of, and may be performed by, the successors and assigns of the parties, except that no assignment, pledge or other transfer of this contract by either party shall operate to release the assignor, pledgor or transferor from any of its obligations under this contract unless consent to the release is given in writing by the other party, or, if the other party has theretofore assigned, pledged or otherwise transferred its interest in this contract, by the other party's assignee, pledgee or transferee, or unless such transfer is incident to a merger or consolidation with, or transfer of all or substantially all of the assets of the transferor to, another sponsor which shall, as a part of such succession, assume all the obligations of the transferor under this contract.

17.  RIGHT OF SETOFF.

     The Purchaser shall not be entitled to set off against the payments required to be made by it under this contract (i) any amounts owed to it by Maine Yankee or (ii) the amount of any claim by it against Maine Yankee. However, the foregoing shall not affect in any other way the Purchaser's right and remedies with respect to any such amounts owed to it by Maine Yankee or any such claim by it against Maine Yankee.

18.  AMENDMENTS.

     Upon authorization by Maine Yankee's board of directors of uniform amendments to all the Additional Power Contracts with sponsors, Maine Yankee shall have the right to amend the provisions of Section 7 hereof insofar as they relate to the amounts collectible by Maine Yankee pursuant to clause (b) of the first paragraph of Section 7 hereof or to the timing of such collections by serving an appropriate statement of such amendment upon the Purchaser and filing the same with FERC (or such other regulatory agency as may have jurisdiction in the premises) in accordance with the provisions of applicable laws and any rules and regulations thereunder, and the amendment shall thereupon become effective on the date specified therein, subject to any suspension order issued by such agency. All other amendments to this contract shall be by mutual agreement, evidenced by a written amendment signed by the parties hereto.

19.  INTERPRETATION.

     The interpretation and performance of this contract shall be in accordance with and controlled by the law of the State of Maine.

20.  ADDRESSES.

     Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other, relating to this contract, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when delivered in person or mailed by registered or certified mail, postage prepaid, to the post office address of the other party shown following the signature of such other party hereto, or such other address as may be designated by written notice given as provided in this Section 20.

21.  CORPORATE OBLIGATIONS.

     This contract is the corporate act and obligation of the parties hereto, and any claim hereunder against any stockholder (other than the Purchaser), director or officer of either party, as such, is expressly waived.

22.  ALL PRIOR AGREEMENTS SUPERSEDED.

     This contract represents the entire agreement between the parties relating to the subject matter hereof during the operative term hereof (i.e., post-January 1, 2003), and all previous agreements, discussions, communications and correspondence with respect to the subject matter are hereby superseded and are of no further force and effect.

     IN WITNESS WHEREOF, the parties have executed this contract by their respective officers thereunto duly authorized as of the date first above written.

                                        MAINE YANKEE ATOMIC POWER COMPANY




                                        By
                                          -------------------------------------
                                            President

                                          Edison Drive
                                          Augusta, Maine   04336



                                        By
                                          -------------------------------------
                                                (Officer and Title)
                                                (Address)


                                          -------------------------------------

                                          -------------------------------------

MAINE YANKEE ATOMIC POWER               PUBLIC SERVICE COMPANY
COMPANY                                 OF NEW HAMPSHIRE

By  C. E. Monty                         By  R. J. Harrison
    President                               President
      Edison Drive                            1000 Elm Street
      Augusta, ME   04336                     Manchester, NH  03101


CENTRAL MAINE POWER COMPANY             CAMBRIDGE ELECTRIC LIGHT COMPANY

By  John W. Rowe                        By  G. E. Anderson
    President                               Chairman and Chief Executive Officer
      Edison Drive                           P. 0. Box 190
      Augusta, ME  04336                     Cambridge, MA 02139



NEW ENGLAND POWER COMPANY               MONTAUP ELECTRIC COMPANY

By  Jeffrey Tranen                      By  John F. G. Eichorn, Jr.
    Vice President                          President
     25 Research Drive                       P. 0. Box 2333
     Westborough, MA 01582                   Boston, MA 02107



THE CONNECTICUT LIGHT AND POWER         WESTERN MASSACHUSETTS ELECTRIC
COMPANY                                 COMPANY

By  E. James Ferland                    By  E. James Ferland
    President & Chief Operating             President & Chief Operating
     Officer                                 Officer
     107 Selden Street                       107 Selden Street
     Berlin, CT 06307                        Berlin, CT 06307



BANGOR HYDRO-ELECTRIC COMPANY           CENTRAL VERMONT PUBLIC SERVICE
                                        CORPORATION
By  T. A. Greenquist
    President                           By  James E. Griffin
     33 State Street                        President and Chief Executive
     Bangor, ME 04401                        Officer
                                             77 Grove Street
MAINE PUBLIC SERVICE COMPANY                 Rutland, VT 05701

By  G. M. Hovey
    President
     209 State Street
     Presque Isle, ME  04769

                                                                   EXHIBIT MET-6



                           1997 AMENDATORY AGREEMENTS

                           DATED AS OF AUGUST 6, 1997

                   BETWEEN MAINE YANKEE ATOMIC POWER COMPANY
                                      AND
                    CENTRAL MAINE POWER COMPANY ("PURCHASER")

                       MAINE YANKEE ATOMIC POWER COMPANY

                            1997 AMENDATORY AGREEMENT

     This 1997 Amendatory Agreement, dated as of August 6, 1997, is entered into by and between MAINE YANKEE ATOMIC POWER COMPANY, a Maine corporation ("Maine Yankee" or "Seller"), and CENTRAL MAINE POWER COMPANY ("Purchaser").

     For good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

l.   BASIC UNDERSTANDINGS

     Maine Yankee was organized in 1966 to provide a supply of power to its sponsoring utility companies, including the Purchaser (collectively the "Purchasers"). It constructed a nuclear electric generating unit, having a net capability of approximately 830 megawatts electric (the "Unit") at a site on tidewater in the Town of Wiscasset, Maine. On June 27, 1973, Maine Yankee was issued a full-term, Facility Operating License for the Unit by the Atomic Energy Commission (predecessor to the Nuclear Regulatory Commission which, together with any successor agencies, is hereafter called the "NRC"), which license is now stated to expire on October 21, 2008. The Unit has been in commercial operation since January 1, 1973.

     The Unit was conceived to supply economic power on a cost of service formula basis to the Purchasers. Maine Yankee and the Purchaser are parties to a Power Contract dated as of May 20, 1968 (as herefore amended, the "Power Contract"). Pursuant to the Power

Contract and other identical contracts (collectively, the "Power Contracts") between Maine Yankee and the other Purchasers, Maine Yankee contracted to supply to the Purchasers all of the capacity and electric energy available from the Unit for a term of thirty (30) years following January 1, 1973.

     Maine Yankee and the Purchaser are also parties to an Additional Power Contract, dated as of February 1, 1984 ("Additional Power Contract"). The Additional Power Contract and other similar contracts (collectively, the "Additional Power Contracts") between Maine Yankee and the other Purchasers provide for an operative term stated to commence on January 2, 2003 (when the Power Contracts terminate) and extending until a date which is the later to occur of (i) 30 days after the date on which the last of the financial obligations of Maine Yankee which constitute elements of the purchase price thereunder has been extinguished by Maine Yankee or (ii) 30 days after the date on which Maine Yankee is finally relieved of any obliations under the last of the licenses (operating and/or possessory) which it holds from, or which may hereafter be issued to it by, the NRC with respect to the Unit under applicable provisions of the Atomic Energy Act of 1954, as amended from time to time (the "Act").

     Pursuant to the Power Contract and the Additional Power Contract, the Purchaser is entitled and obligated to take its entitlement percentage of the capacity and net electrical output of the Unit during the service life of the Unit and is obligated to pay therefor monthly its entitlement percentage of Maine Yankee's cost of service, including decommissioning costs, whether or not the Unit is operated or whether or not net electrical output is delivered. The Power Contracts and the Additional Power Contracts also provide, in the event of their earlier cancellation, for the survival of the decommissioning cost obligation and for the applicable provisions thereof to remain in effect to permit final billings of costs incurred prior to such cancellation.

     On August 6, 1997, the board of directors of Maine Yankee, after conducting a thorough review of the economics of continued operation of the Unit for the remainder of the term of the Facility Operating License for the Unit in light of other alternatives available to Maine Yankee and the Purchasers, determined that the Unit should be permanently shut down effective August 6, 1997. The Purchaser concurs in that decision.

     As a consequence of the shutdown decision, Maine Yankee and the Purchaser propose at this time to amend the Power Contract and the Additional Power Contract in various respects in order to clarify and confirm provisions for the recovery under said contracts of the full costs previously incurred by Maine Yankee in providing power from the Unit during its useful life and of all costs of decommissioning the Unit, including the costs of maintaining the Unit in a safe condition following the shutdown and prior to its decontamination and dismantlement.

     Maine Yankee and each of the other Purchasers are entering into agreements which are identical to this Agreement except for necessary changes in the names of the parties.

2.   PARTIES' CONTRACTUAL COMMITMENTS

     Maine Yankee reconfirms its existing contractual obligations to protect the Unit, to maintain in effect certain insurance and to prepare for and implement the decommissioning of the Unit in accordance with applicable laws and regulations. Consistent with public safety, Maine Yankee shall use its best efforts to accomplish the shutdown of the Unit, the protection and any necessary maintenance of the Unit after shutdown and the decommissioning of the

Unit in a cost-effective manner and in compliance with the regulations of the NRC and other agencies having jurisdiction, and shall use its best efforts to ensure that any required storage and disposal of the nuclear fuel remaining in the reactor at shutdown and all spent nuclear fuel or other radioactive materials resulting from operating of the Unit are accomplished consistent with public health and safety considerations and at the lowest practicable cost. The Purchaser reconfirms its obligations under the Power Contract and Additional Power Contract to pay its entitlement percentage of Maine Yankee's costs as deferred payment in connection with the capacity and net electrical output of the Unit previously delivered by Maine Yankee and agrees that the decision to shut down the Unit described in Section 1 hereof does not give rise to any cancellation right under Section 9 of the Power Contract or Section 10 of the Additional Power Contract.

     Except as expressly modified by this Agreement, the provisions of the Power Contract and the Additional Power Contract remain in full force and effect, recognizing that the mutually accepted decision to shut down the Unit renders moot those provisions which by their terms relate solely to continuing operation of the Unit.

3.   AMENDMENT OF PROVISIONS OF THE POWER CONTRACT AND THE ADDITIONAL POWER
     CONTRACT

     A. Section 2 of the Additional Power Contract is hereby amended to delete the first two paragraphs thereof and to insert in lieu thereof the following:

          This contract shall become effective on such date as may be authorized by the FERC after receipt by the Purchaser of notice that Maine Yankee has entered into Additional Power Contracts, as contemplated by
          Section 1 above, with each of the other sponsors. The operative term of this contract shall commence on the earlier of (a) the termination, cancellation or expiration of the Power Contract or (b) January 2, 2003, notwithstanding the fact that the useful service life of the Unit terminated prior to that date and shall terminate on the date (the

          "End of Term Date") which is the later to occur of (i) 30 days after the date on which the last of the financial obligations of Maine Yankee which constitute elements of the purchase price calculated pursuant to Section 7 of this contract has been satisfied in its entirety by Maine Yankee, or (ii) 30 days after the date on which Maine Yankee is finally relieved of any obligations under the last of any licenses (operating and/or possessory) which it now holds from, or which may hereafter be issued to it by, the NRC with respect to the Unit under applicable provisions of the Atomic Energy Act of 1954, as amended from time to rime (the "Act").

     B. The first paragraph of Section 7 of the Additional Power Contract is amended to read as follows:

          With respect to each month commencing on or after the commencement of the operative term of this contract, whether or not this contract continues fully or partially in effect, the Purchaser will pay Maine Yankee as further deferred payment for the capacity and output of the Unit provided to the Purchaser by Maine Yankee prior to the permanent shutdown of the Unit on August 6, 1997, an amount equal to the Purchaser's entitlement percentage of the sum of (a) Maine Yankee's total fuel costs for the month with respect to the Unit, (b) the Total Decommissioning Costs for the month with respect to the Unit, plus (c) Maine Yankee's total operating expenses (as hereinafter defined) for the month with respect to the Unit, plus (d) an amount equal to one-twelfth of the composite percentage for such month of the net Unit investment as most recently determined in accordance with this Section 7.

     C. The eighth paragraph of Section 7 of the Power Contract and the eighth paragraph of Section 7 of the Additional Power Contract are each amended by (a) inserting before the semicolon in the first sentence thereof the following:

          , but including for purposes of this contract:

          (i) with respect to each month until the commencement of decommissioning of the Unit, the Purchaser's entitlement percentage of all expenses related to the storage or disposal of nuclear fuel or other radioactive materials, and all expenses related to protection and maintenance of the

               Unit during such period, including to the extent applicable all of the various sorts of expenses included in the definition of "Decommissioning Expenses", to the extent incurred during the period prior to the commencement of decommissioning;

          (ii) with respect to each month until the amount due from Maine Yankee to the U.S. Department of Energy ("DOE") for disposal of pre-April 7, 1983 spent nuclear fuel and associated high level radioactive material has been paid in full, the Purchaser's entitlement percentage of one-third (1/3) of the interest due to DOE during that calendar quarter on such obligation; and


         (iii) with respect to each month until End of License Term, the Purchaser's entitlement percentage of the monthly amortization of
               (a) the amount of any unamortized deferred expenses, as permitted from time to time by the Federal Energy Regulatory Commission or its successor agency, plus (b) the remaining unamortized amount of Maine Yankee's investment in plant, nuclear fuel and materials and supplies and other assets, such amortization to be accrued at a rate sufficient to amortize fully such unamortized deferred expenses and Maine Yankee's investments in plant, nuclear fuel and materials and supplies or other assets (the "total investment") over a period extending to October 21, 2008; [PROVIDED, that if during any calendar month ending on or before May 1, 2008 either of the following events shall occur: (a) Maine Yankee shall become insolvent or (b) Maine Yankee shall be unable, from available cash or other sources, to meet when due during such month its obligations to pay principal, interest, premium (if any) or other fees with respect to any indebtedness for money borrowed, then Maine Yankee may adjust upward the accrual for amortization of unrecovered total investment for such month to an amount not exceeding the applicable maximum level specified in Appendix A hereto, PROVIDED that concurrently therewith the total investment shall be reduced by an amount equal to the amount of such adjustment, it being understood that at the time of such event, Maine Yankee will furnish the Purchaser with a schedule setting forth the amount of such adjustment;](1)

     and (b) by adding at the end thereof the following:

               As used herein, "End of License Term" means October 21, 2008 or such later date as may be fixed, by amendment to the Facility Operating License for the Unit, as the end of the term of the Facility Operating License.

     D. The definitions in Section 7 of the Power Contract and in Section 7 of the Additional Power Contract of "Total Decommissioning Costs" and "Decommissioning Expenses" are hereby amended to read as follows:


---------------
     (1) Bracketed language would be inserted only if satisfactory work-out is reached with lender banks and insurance companies.

"Total Decommissioning Costs" for any month shall mean the sum of (x) an amount equal to all accruals in such month to any reserve, as from time to time established by Maine Yankee and approved by its board of directors, to provide for the ultimate payment of the Decommissioning Expenses of the Unit, plus (y), during the Decommissioning Period, the Decommissioning Expenses for the month, to the extent such Decommissioning Expenses are not paid with funds from such reserve, plus (z) Decommissioning Tax Liability for such month. It is understood
(i) that funds received pursuant to clause (x) may be held by Maine Yankee or by an independent trust or other separate fund, as determined by said board of directors, (ii) that, upon compliance with applicable regulatory requirements, the amount, custody and/or timing of such accruals may from time to time during the term hereof be modified by said board of directors in its discretion or to comply with applicable statutory or regulatory requirements or to reflect changes in the amount, custody or timing of anticipated Decommissioning Expenses, and (iii) that the use of the term "to decommission" herein encompasses compliance with all requirements of the NRC, as in effect from time to time, for permanent cessation of operation of a nuclear facility and any other activities reasonably related thereto, including provision for disposal of low level waste and the interim storage of spent nuclear fuel.

"Decommissioning Expenses" shall include all expenses of decommissioning the Unit, and all expenses relating to ownership and protection of the Unit during the Decommissioning Period, and shall also include the following:

(1) All costs and expenses of any NRC-approved method of removing the Unit from service, including without limitation: dismantling, mothballing and entombment of the Unit; removing nuclear fuel and other radioactive material to temporary and/or permanent storage sites; construction, operation, maintenance and dismantling of a spent fuel storage facility; decontaminating, restoring and supervising the site; and any costs and expenses incurred in connection with proceedings before governmental authorities relating to any authorization to decommission the Unit or remove the Unit from service;

(2) All costs of labor and services, whether directly or indirectly incurred, including without limitation, services of foremen, inspectors, supervisors, surveyors, engineers, security personnel, counsel and accountants, performed or rendered in connection with the decommissioning of the Unit and the removal of the Unit from service, and all costs of materials, supplies, machinery, construction equipment and apparatus acquired or used (including rental charges for machinery, equipment or apparatus hired) for or in connection with the decommissioning of the Unit and the removal of the Unit from service, and all administrative costs, including services of counsel and financial advisers of any applicable independent trust or other separate fund; it being understood that any amount, exclusive of proceeds of insurance, realized by Maine Yankee as salvage on any machinery, construction equipment and apparatus, the cost of which was charged to Decommissioning Expense, shall be treated as a reduction of the amounts otherwise chargeable on account of the costs of decommissioning of the Unit; and

          (3) All overhead costs applicable to the Unit during the Decommissioning Period, or accrued during such period, including without limiting the generality of the foregoing, taxes (other than taxes on or in respect of income), charges, license fees, excises and assessments, casualties, health care costs, pension benefits and other employee benefits, surety bond premiums and insurance premiums.

     E. Section 7 of the Power Contract and Section 7 of the Additional Power Contract are each hereby amended by adding the following new paragraph after the definition of "Decommissioning Tax Liability":

          "Decommissioning Period" shall mean the period commencing with the notification by Maine Yankee to the NRC of the decision of the board of directors of Maine Yankee to cease permanently the operation of the Unit for the purpose of producing electric energy and ending with the date when Maine Yankee has completed the decommissioning of the Unit and the restoration of the site and has been relieved of all its obligations under the last of any licenses issued to it by the NRC.

     F. Section 8 of the Additional Power Contract is hereby amended to change the figure "1%" to "2%".

     G. Section 9 of the Power Contract and Section 10 of the Additional Power Contract are each amended to read as follows:

        10. CANCELLATION OF CONTRACT.

               If either

                    (i) the Unit is damaged to the extent of being completely or substantially completely destroyed, or

                    (ii) the Unit is taken by exercise of the right of eminent domain or a similar right or power,

          then and in any such case, the Purchaser may cancel the provisions of this contract, except that in all cases other than those described in clause (ii) above, the Purchaser shall be obligated to continue to make the payments of Total Decommissioning Costs and the other payments required by Section 7 hereof and the provisions of said
          Section 7 and the related provisions of this contract shall remain in full force and effect, it being recognized that the costs which Purchaser is required to pay pursuant to Section 7 represent deferred payments in connection with power heretofore delivered by Maine Yankee under its contractual commitments to the Purchaser. Such cancellation shall be effected by written notice given by the Purchaser to Maine Yankee. In the event of such cancellation, all continuing obligations of the parties hereunder as to subsequently incurred costs of Maine Yankee other than the obligations of the Purchaser to continue to make the payments required by Section 7 shall cease forthwith (it being understood that the continuing accrual of depreciation of net Unit investment and of fees, interest and other payments under pre-existing contracts subsequent to such cancellation shall not be deemed to be "subsequently incurred costs" for purposes of this sentence). Notwithstanding the preceding sentence, the applicable provisions of this contract shall continue in effect after the cancellation hereof to the extent necessary to permit final billings and adjustments hereunder with respect to obligations incurred through the date of cancellation and the collection thereof. Any dispute as to the Purchaser's right to cancel this contract pursuant to the foregoing provisions shall be referred to arbitration in accordance with the provisions of this contract.

               Notwithstanding anything in this contract elsewhere contained, the Purchaser may cancel this contract or be relieved of its obligations to make payments hereunder only as provided in the next preceding paragraph of this Section.

5.   EFFECTIVE DATE

     This 1997 Amendatory Agreement shall become effective upon receipt by the Purchaser of notice that Maine Yankee has entered into 1997 Amendatory Agreements, as contemplated by Section 1 hereof, with each of the other Purchasers and receipt of requisite authorization from the FERC.

6.   INTERPRETATION

     The interpretation and performance of this 1997 Amendatory Agreement shall be in accordance with and controlled by the laws of the State of Maine.

7.   ADDRESSES

     Except as the parties may otherwise agree, any notice, request, bill or other communication from one party to the other relating to this 1997 Amendatory Agreement, or the rights, obligations or performance of the parties hereunder, shall be in writing and shall be effective upon delivery to the other party. Any such communication shall be considered as duly delivered when mailed to the respective post office address of the other party shown following the signatures of such other party hereto, or such other post office address as may be designated by written notice given in the manner as provided in this Section.

8.   CORPORATE OBLIGATIONS

     This 1997 Amendatory Agreement is the corporate act and obligation of the parties hereto.

9.   COUNTERPARTS

     This 1997 Amendatory Agreement may be executed in any number of counterparts and each executed counterpart shall have the same force and effect as an original instrument and as if all the parties to all of the counterparts had signed the same instrument. Any signature page of this 1997 Amendatory Agreement may be detached from any counterpart without impairing the legal effect of any signatures thereon, and may be attached to another counterpart of this

1997 Amendatory Agreement identical in form hereto but having attached to it one or more signature pages.

     IN WITNESS WHEREOF, the parties have executed this 1997 Amendatory Agreement by their respective duly authorized officers as of the day and year first named above.



                                        MAINE YANKEE ATOMIC POWER COMPANY



                                        By ?????????????
                                           -------------------------------------
                                           Its Vice President Finance and
                                           Administration

                                        Address: 329 Bath Road
                                                 Brunswick, ME 04011




                                        CENTRAL MAINE POWER COMPANY


                                        By ?????????????
                                           -------------------------------------
                                           Its President and Chief Executive
                                               Officer

                                        Address: 83 Edison Drive
                                                 Angusta, ME 04336

                                                          Appendix A to
                                                   1997 Amendatory Agreement
                                                   -------------------------


                         MAXIMUM AMORTIZATION SCHEDULE


If the event occurs during the calendar year:   Maximum Amortization Accrual:(2)


                1998                                    $______________
                1999                                    $______________
                2000                                    $______________
                2001                                    $______________
                2002                                    $______________
                2003                                    $______________
                2004                                    $______________
                2005                                    $______________
                2006                                    $______________
                2007                                    $______________
                2008                                    $______________




---------------------
     (2) This column will reflect the maximum amount scheduled to be outstanding during the applicable period, and will be completed as part of the satisfactory work-out with lender banks and insurance companies.

                                  EXHIBIT A-2
                     MAINE YANKEE ARTICLES OF INCORPORATION

                                 STATE OF MAINE

                  CERTIFICATE OF ORGANIZATION OF A CORPORATION

                             UNDER THE GENERAL LAW

                  --------------------------------------------

     The undersigned, officers of a corporation organized at Augusta, Maine, at a meeting of the signers of the articles of agreement therefor, duly called and held at the offices of Central Maine Power Company, 9 Green Street, in the City of Augusta, Maine, on the 3rd day of January, A.D. 1966, hereby certify as follows:

The name of said corporation is MAINE YANKEE ATOMIC POWER COMPANY.

The purposes of said corporation are:

     1. To construct and operate in the State of Maine properties and facilities to make and generate electricity, including electricity generated from nuclear or atomic energy or from steam or other energy produced by nuclear or atomic fuels, and to transmit, distribute, supply and sell electricity to other electric utilities doing business within or outside of the State of Maine and which are stockholders of the corporation.

     2. To do any and all things incidental to or expedient for the attainment of the foregoing including without limitation: (a) to purchase, lease and otherwise acquire, improve, operate and otherwise deal in and with real and personal property, or any interest therein, wherever situated; (b) to sell, lease and otherwise dispose of all or any of its property, or any interest therein; and (c) to make contracts, conduct research, give guaranties in connection with transactions in which it has an interest, incur liabilities, invest its funds, borrow money, issue its notes, bonds and other obligations, and secure any of its obligations by mortgage, pledge or encumbrance of, or security interest in, all or any of its property, including any franchise or permit or any right thereunder, or any interest therein.

The amount of capital stock is $2,000,000 divided into 20,000 shares of common stock, $100 par value.

The amount of common stock is $2,000,000 divided into 20,000 shares, $100 par value.

The amount of preferred stock is none.

The amount of capital stock already paid in is $300.

The par value of the shares is $100 per share.

The names and addresses of the owners of said shares are as follows:

     Names                  Addresses             No. of Shares
     -----                  ---------             -------------
William H. Dunham           Manchester, Maine           1
Robert N. Haskell           Bangor, Maine               1
C. Hazen Stetson            Presque Isle, Maine         1

     Said corporation is located at Augusta in the County of Kennebec.

The number of directors is not less than three nor more than seventeen, the exact number to be fixed by the stockholders from time to time; the initial number being fixed at three and their names are: William H. Dunham, Robert N. Haskell and C. Hazen Stetson.

The name of the clerk is Joseph P. Gorham and his residence is Manchester, Maine.

The undersigned, William H. Dunham, is president; the undersigned, Robert N. Haskell of Bangor, Maine, is Treasurer; and the undersigned, William H. Dunham, Robert N. Haskell and C. Hazen Stetson, are all of the directors of said corporation.

                           Witness our hands this 3rd day of January, A.D. 1966.

                                                /s/ William H. Dunham President.
                                                ---------------------

                                                /s/ Robert N. Haskell Treasurer.
                                                ---------------------



                                                /s/ William H. Dunham
                                                ---------------------

                                                /s/ Robert N. Haskell Directors.
                                                ---------------------

                                                /s/ C. Hazen Stetson
                                                ---------------------

KENNEBEC, SS.                                               January 3, A.D. 1966

     Then personally appeared William H. Dunham, Robert N. Haskell and C. Hazen Stetson and severally made oath to the foregoing certificate, that the same is true.

     Before me,


                                                /s/ Joseph P. Gorham
                                                -------------------------------
                                                    Justice of the Peace

                                 STATE OF MAINE
                                 --------------

     Attorney General's Office, January 3 A.D. 1966

     I hereby certify that I have examined the foregoing certificate, and the same is properly drawn and signed, and is conformable to the constitution and laws of the State.


                                      George C. West
                                      Deputy Attorney General


Kennebec ss;
  Registry of Deeds.
Received January 3, 1966
at 9H30M.A.M.
recorded in Vol. 1391 Page 155
ATTEST:
Edna Weeks Van Strien
             Register
 A True copy of record.
ATTEST:
/s/ Edna Weeks Van Strien
-------------------------
       Register

                                 STATE OF MAINE
                          Office of Secretary of State
                            Augusta, Jan. 3, 1966
                          Received and filed this day.
                       ATTEST:
                       /s/  Illegible Signature
                       -------------------------------
                                    Secretary of State

                         Recorded in Vol. 198  Page 94

     I, Joseph P. Gorham of Manchester, County of Kennebec and State of Maine, Clerk of Maine Yankee Atomic Power Company, hereby certify that at a Special Meeting of the Stockholders of said corporation, held at 9 Green Street, Augusta, Maine, on Monday, June 5, 1967, at 11 o'clock in the forenoon, Eastern Daylight Time, the authorized Capital Stock of the corporation was increased from $2,000,000, consisting of 20,000 shares of Common Stock, $100 par value, to $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value.

     I further certify that said Special Meeting was duly called and held in accordance with the By-Laws of the corporation.

     I further certify that the following is a true copy of the vote of the stockholders of Maine Yankee Atomic Power Company adopted at said Special Meeting authorizing such increase:

     "VOTED: to increase the authorized Capital Stock of the corporation from $2,000,000, consisting of 20,000 shares of Common Stock, $100 par value, to $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value; and to amend the Certificate of Organization of the corporation by striking out all statements therein contained as to the amount of Capital Stock and the amount of Common Stock and by substituting therefor the following:

                  'The amount of Capital Stock is $10,000,000 divided into 100,000 shares of Common Stock, $100 par value.'; and

              that the Clerk of the corporation is authorized to execute and file such certificate as may be required by Section 201 of Title 13 of the Maine Revised Statutes Annotated, in order to give effect to the foregoing increase in the authorized Capital Stock of the corporation."

     WITNESS my hand and the seal of Maine Yankee Atomic Power Company.



     (CORPORATE
       SEAL)                                              /s/ Joseph P. Gorham
                                                          --------------------
  Augusta, Maine                                                  Clerk
   June 5, 1967

                                               MAINE YANKEE ATOMIC POWER COMPANY

                                               Increase in Authorized Capital

                                               Vol. 198 Page 94


















                                 STATE OF MAINE
                          Office of Secretary of State
                             Augusta, June 5, 1967
                          Received and filed this day.
                         ATTEST:
                         /s/  Illegible Signature
                         ---------------------------
                                  Secretary of State
                        Recorded in Vol. 55 Page 252-253

     I, Seward B. Brewster of Manchester, County of Kennebec and State of Maine, Assistant Secretary of Maine Yankee Atomic Power Company, hereby certify that at a Special Meeting in Place of the Annual Meeting of the Stockholders of said Corporation, held at 9 Green Street, Augusta, Maine, on Wednesday, June 12, 1968, at 11 o'clock in the forenoon, Eastern Daylight Time, the authorized Capital Stock of the Corporation was increased from $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value, to $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value.

     I further certify that said Special Meeting was duly called and held in accordance with the By-Laws of the Corporation.

     I further certify that the following is a true copy of the vote of the stockholders of Maine Yankee Atomic Power Company adopted at said Special Meeting authorizing such increase:

     "VOTED: to increase the authorized Capital Stock of the Corporation from $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value, to $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value; and to amend the Certificate of Organization of the Corporation by striking out all statements therein contained as to the amount of Capital Stock and the amount of Common Stock and by substituting therefor the following:

                  'The amount of Capital Stock is $50,000,000 divided into 500,000 shares of Common Stock, $100 par value.'; and

              that the Assistant Secretary of the Corporation is authorized to execute and file such certificate as may be required by Section 201 of Title 13 of the Maine Revised Statutes Annotated, in order to give effect to the foregoing increase in the authorized Capital Stock of the Corporation."

     WITNESS my hand and the seal of Maine Yankee Atomic Power Company.

     (Corporate
        Seal)                                 /s/ Seward B. Brewster
                                              ------------------------------
                                                  Assistant Secretary
  Augusta, Maine
  June 12, 1968

MAINE YANKEE ATOMIC POWER COMPANY

Increase in Authorized Capital

Vol. 198 Page 94



                                               MAINE YANKEE ATOMIC POWER COMPANY

                                                       INCREASE IN CAPITAL STOCK




        STATE OF MAINE
 Office of Secretary of State
   Augusta, July 1, 1968
 Received and filed this day.
ATTEST:
  /s/ Illegible Signature
  ----------------------------
  Deputy  Secretary of State

Recorded in Vol. 58 Page 169-170

     I, Seward B. Brewster, of Manchester, County of Kennebec and State of Maine, Secretary of Maine Yankee Atomic Power Company, hereby certify that at a Special Meeting of Stockholders of said Corporation, held at 9 Green Street, Augusta, Maine, on Friday, October 2, 1970, at ten o'clock in the forenoon, Eastern Daylight Time, the authorized Capital Stock of the Corporation was increased from $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value, to $67,000,000, consisting of said Common Stock and 170,000 shares of Preferred Stock, $100 par value.

     I further certify that said Special Meeting was duly called and held in accordance with the By-Laws of the Corporation.

     I further certify that the following is a true copy of the votes of the Stockholders of Maine Yankee Atomic Power Company adopted at said Special Meeting authorizing such increase:

     "VOTED: to increase the authorized Capital Stock of this Company from $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value, to $67,000,000, consisting of said Common Stock and 170,000 shares of Preferred Stock, $100 par value.

      VOTED: to amend the Certificate of Organization of this Corporation, as heretofore amended, by striking out all statements therein contained as to the amount, classes and par value of the Capital Stock and by substituting therefor the following:

                  'The number of shares of Capital Stock that may be issued by the Corporation is, in classes, as follows:

                  170,000 shares of Preferred Stock, $100 par value; and

                  500,000 shares of Common Stock, $100 par value.'

     VOTED: that the Secretary and each Assistant Secretary of this Company is authorized to execute and file such certificate as may be required by Section 201 of Title 13 of the Maine Revised Statutes Annotated in order to give effect to the foregoing increase in the authorized Capital Stock of this Company."

     WITNESS my hand and the seal of Maine Yankee Atomic Power Company.

     (Corporate
        Seal)                            /s/ Seward B. Brewster
                                         -----------------------------
                                                 Secretary

Augusta, Maine
October 2, 1970

                                               MAINE YANKEE ATOMIC POWER COMPANY

                                               Increase Authorized Capital

                                               Vol. 198 Page 94










                                 STATE OF MAINE
                          Office of Secretary of State
                              Augusta Oct. 2, 1970
                          Recorded and filed this day.
                          ATTEST
                           /s/ Illegible Signature
                           --------------------------
                            Deputy Secretary of State

                        Recorded in Vol. 65 Page 481-483

                                 STATE OF MAINE

                             ARTICLES OF AMENDMENT
                           (Amendment by Shareholders
                              Voting as One Class)

                                       OF

                       MAINE YANKEE ATOMIC POWER COMPANY

Filing Fee (See Sec. 1401)
For Use By The Secretary of State
File No. 198-94
        ----------------
Fee Paid  $5.00
         ---------------
C.B.   295
    --------------------
Date.  12-29-72
     -------------------


This Space For Use By Secretary of State

MAINE SECRETARY OF STATE FILED

December 29, 1972

Peter M. Neuborg
---------------------
      AGENT

Pursuant to 13-A MRSA ss.805 and 807, the undersigned corporation adopts these Articles of Amendment.

     FIRST:   All outstanding shares of the corporation were entitled to vote on the following amendment as one class.

     SECOND: The amendment to the Articles of Incorporation of the corporation set out in Exhibit A attached hereto was adopted by the shareholders thereof at a meeting legally called and held on December 20, 1972.

     THIRD: On said date, the number of shares outstanding and entitled to vote on such amendment, and the number of shares voted for and against said amendment, respectively, were as follows:

       Number of shares Outstanding
          and Entitled to Vote             Voted For         Voted Against
       ----------------------------        ---------         -------------
            500,000 Shares of            500,000 Shares          None
              Common Stock

       ----------------------            ------------        -------------
Totals  500,000                          500,000                 None

     FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the amendment itself.

          Inapplicable.

    *FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment is as follows:

                             Series          Number              Par Value
      Class                 (If Any)        of Shares             (If Any)
      -----                 --------        ---------            ---------
  Common Stock                               500,000               $100

Cumulative Preferred    To be established    170,000               $100
     Stock                by directors

The aggregate par value of all such shares (of all classes and series) HAVING PAR VALUE is $67,000,000.

The total number of all such shares (of all classes and series) WITHOUT PAR VALUE is None shares.

     SIXTH: The address of the registered office of the corporation in the State of Maine is 9 Green Street, Augusta, Maine 04330.
                  ------------------------------------
                      (street, city and zip code)

     Dated: December 27, 1972


                                            Maine Yankee Atomic Power Company **
         Legibly print or type name         ---------------------------------
         and capacity of all signers               (name of corporation)
         13-A MRSA Section 104.             By /s/ Seward B. Brewster
                                              -------------------------------
                                             (type or print name and capacity)
I certify that I have custody of the          Seward B. Brewster, Clerk
minutes showing the above action by           -------------------------------
the shareholders.                           By
                                              -------------------------------
 /s/ Seward B. Brewster
------------------------------------          -------------------------------
      Seward B. Brewster                     (type or print name and capacity)

NOTE: This form should not be used if any class of shares entitled to vote as a separate class for any of the reasons set out in Section 806, or because the articles so provide. For vote necessary for adoption see Section 805.















     -------------------------------------------
   * To be completed only if Exhibit A or B do not give this required information.

  ** The name of the corporation should be typed, and the document must be signed by (1) the Clerk OR (2) by the president or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors, as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.


FORM NO. MCBA-9

                                                              EXHIBIT A


VOTED: To amend the Articles of Incorporation (formerly called Certificate of
       Organization) of Maine Yankee Atomic Power Company, as heretofore amended, by striking out all provisions therein relating to the Capital Stock and by substituting therefor the following provisions, to wit:

                            CAPITAL STOCK PROVISIONS

     This Corporation shall have two classes of shares to be known as "Common Stock" and "Cumulative Preferred Stock".

     The par value of each share of Common Stock shall be $100 and the number of shares of Common Stock which the Corporation shall have authority to issue shall be 500,000 shares.

     The par value of each share of Cumulative Preferred Stock shall be $100, and the number of shares of Cumulative Preferred Stock which the Corporation shall have the authority to issue shall be 170,000.

     The Corporation's Cumulative Preferred Stock and Common Stock shall have the following designations, relative rights, preferences and limitations:

     1. DESIGNATION OF CUMULATIVE PREFERRED STOCK. The shares of the Cumulative Preferred Stock shall be of the par value of $100 each and may be issued, as the Board of Directors may determine, in one or more series designated
"Cumulative Preferred Stock, $ [or     %] Series" (inserting in each case the
amount or rate of the annual dividend as determined by the Board of Directors for each series).

     2. DIFFERENT SERIES OF CUMULATIVE PREFERRED STOCK. All shares of the Cumulative Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects, except as to the designation thereof and except that the Board of Directors of the Corporation is expressly vested with the authority to establish, designate, fix and determine the relative rights, preferences and limitations of different series of the Cumulative Preferred Stock, and the number of shares of each such series, to the extent not inconsistent herewith, as to:

     A. the rate of dividend;

     B. the redemption price or prices and the terms and conditions of redemption;

     C. the amount payable upon shares in event of voluntary and involuntary liquidation;

     D. sinking fund provisions, if any, for the redemption or purchase of shares; and

     E. the terms and conditions, if any, on which shares may be converted.

     All shares of the same series shall be identical in all respects.

     3. DIVIDENDS. Holders of shares of the Cumulative Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors out of funds legally available for the declaration and payment of dividends, cumulative dividends at the annual dividend rate per share fixed for the particular series, and no more, payable in cash quarterly on the first day of January, April, July and October in each year, commencing on the first such date following the date of issue of such shares, to stockholders of record on the respective dates fixed in advance for the purpose of the Board of Directors prior to the payment of each such dividend, which record date for each dividend shall be the same for all series, before any dividends on, or distribution of assets (by purchase or redemption of shares or otherwise) to holders of, the Common Stock, shall be declared or paid or set apart for payment.

     Dividends on shares of the Cumulative Preferred Stock shall be cumulative:
(1) on shares of any series issued prior to the first dividend payment date for shares of such series, from the date of issue of such shares; (2) on shares of any series issued on or after such first dividend payment date for shares of such series, from the quarterly dividend payment date next preceding the date of issue of such shares or from the date of issue if that be a dividend payment date.

     No dividend shall be declared on any series of the Cumulative Preferred Stock, or on any other class of preferred stock ranking on a parity with the Cumulative Preferred Stock as to dividends, for any quarterly dividend period, unless there shall likewise be declared on all shares of all series of the Cumulative Preferred Stock and of any such parity preferred stock at the time outstanding, like proportionate dividends, ratably, in proportion to the respective annual dividend rates fixed therefor, for the same quarterly dividend period, to the extent that such shares are entitled to receive dividends for such quarterly period.

     Whatever dividends accrued on all outstanding shares of the Cumulative Preferred Stock to the next succeeding quarterly dividend payment date shall have been paid in full or declared and set apart for payment, the Board of Directors may declare and pay dividends on the Common Stock out of funds legally available therefor, subject, however, to the limitation contained in Sections 7 and 10 of these Capital Stock Provisions.

     Accumulation of dividends on any shares of the Cumulative Preferred Stock shall not bear interest.

     The expression "dividends accrued", as used herein, shall mean the sum of amounts in respect of all shares of the Cumulative Preferred Stock then outstanding which, as to each share, shall be an amount computed at the dividend rate per annum fixed for the particular share from the date from which dividends on such share became cumulative to the date with reference to which the expression is used, irrespective of whether such amount or any part thereof shall have been declared as dividends or there shall have existed any funds legally available for the declaration and payment thereof, less the aggregate of all dividends paid on such share.

     4. REDEMPTION OF CUMULATIVE PREFERRED STOCK. The Corporation shall have the right, at its option and by resolution of its Board of Directors, to redeem any series of the Cumulative Preferred Stock, as a whole or in part from time to time, upon the terms and conditions fixed and determined for such series by the Board of Directors in its resolution establishing and designating such series, upon payment in cash, in respect of each such share redeemed, of the applicable redemption price for the shares of the particular series, which shall include dividends accrued thereon to the date fixed for redemption, and by mailing, postage prepaid, at least thirty (30) days and not more than fifty (50) days prior to the date fixed for said redemption, a notice specifying said redemption date to the holders of record of the shares of Cumulative Preferred Stock to be redeemed, at their respective addresses as the same shall appear on the books of the Corporation. The particular shares to be redeemed shall be selected in accordance with such method as the Board of Directors may determine.

     If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of the Cumulative Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares called for redemption shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares of the Cumulative Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive, out of the funds so set aside in trust, the amount payable on redemption thereof, but without interest. However, if at the time of or after mailing said notice as aforesaid and prior to the date of redemption specified in such notice, said funds shall be set aside by deposit in trust, for the account of the holders of the Cumulative Preferred Stock to be redeemed (and so as to be and continue to be available therefor), thereupon all shares of the Cumulative Preferred Stock with respect to which such deposit shall have been made shall no longer be deemed to be outstanding and all rights with respect to such shares of the Cumulative Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof to receive from such deposit the amount payable on the redemption thereof, but without interest.

     If less than all the shares representing by a particular certificate are to be redeemed, after surrender and cancellation of said certificate, a new certificate or certificates shall be issued representing the unredeemed shares.

     If the holders of shares of the Cumulative Preferred Stock which shall have been redeemed shall not within four (4) years after the redemption date claim any amount so deposited in trust for the redemption of such shares, the trustee shall, upon demand, pay over to the Corporation any such unclaimed amount so deposited with it, and shall thereupon be relieved of all responsibility in respect thereof, and the Corporation shall not be required to hold the amount so paid over to it separate and apart from its other funds, and thereafter the holders of such shares shall look only to the Corporation for payment of the redemption price thereof, but without interest.

     If at any time the Corporation shall have failed to declare and pay or set apart for payment dividends in full upon the Cumulative Preferred Stock of all series for all past quarterly dividend periods, thereafter and until all such dividends shall have been paid in full or declared and set apart for payment, the Corporation shall not redeem, purchase or otherwise acquire for any purpose, any shares of the Cumulative Preferred Stock of any series, unless all shares of the Cumulative Preferred Stock of all series then outstanding shall be redeemed, or unless approval is obtained from the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 or from any successor regulatory authority.

     All shares of the Cumulative Preferred Stock redeemed or used by the Corporation to satisfy any sinking or purchase fund shall be retired and thereupon shall automatically be restored to the status of authorized by unissued shares.

     5. LIQUIDATION. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the affairs of the Corporation, then the holders of each series of the Cumulative Preferred Stock at the time outstanding shall be entitled to be paid in cash the amount fixed for the particular series, which shall include dividends accrued thereon to the date fixed for payment of such amount, and no more, before any such distribution or payment shall be made to the holders of the Common Stock.

     No payments on account of such amount shall be made to the holders of any series of the Cumulative Preferred Stock, or any other preferred stock ranking on a parity with the Cumulative Preferred Stock as to the distribution of assets, unless there shall likewise be paid at the same time to the holders of each other series of the Cumulative Preferred Stock or such parity stock amounts, ratably, in proportion to the full amounts to which they are respectively entitled.

     After such payment to the holders of the Cumulative Preferred Stock and any such parity stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock.

     Neither the consolidation nor merger of the Corporation with or into any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the redemption or retirement by the Corporation of less than all its Common Stock to the extent permitted by
Section 8 of these Capital Stock Provisions, shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 5.

     6. VOTING RIGHTS. Except as provided in these Capital Stock Provisions, holders of the Cumulative Preferred Stock shall have no right to be represented at or to receive notice of meetings of the stockholders and shall have no right to vote for the election of Directors or for any other purpose or on any other subject. Whenever a vote of the Cumulative Preferred Stock may be required for any purpose, the shares voting, if of different series, shall be counted irrespective of series and not by different series, except as otherwise provided in these Capital Stock Provisions.

     Whenever dividends accrued on any shares of any series of the Cumulative Preferred Stock at the time outstanding shall equal or exceed an amount equivalent to four (4) full quarterly dividends thereon, holders of the Cumulative Preferred Stock shall have the right to be represented at and to receive notice of any meeting of the stockholders of the Corporation held for the purpose of electing Directors and the exclusive right, voting separately as a single class, to elect the smallest number of Directors which will constitute a majority of the full Board of Directors; and the remaining Directors shall be elected by the holders of Common Stock. Such rights shall terminate if and when all dividends in default on the Cumulative Preferred Stock shall have been paid in full or declared and set apart for payment, until such time as there shall be a further like default or defaults.

     Such dividends in default shall be declared and paid as soon as reasonably practicable unless payment thereof is prevented by law or by the provisions of any indenture or agreement to which the Corporation is a party or by which it is bound.

     At any time when the right to vote for Directors shall accrue to holders of the Cumulative Preferred Stock as herein provided, a meeting of stockholders, if not otherwise called, shall be called by the Clerk of the Corporation, or may be called by the holders of record of at least two percent (2%) of all shares of Cumulative Preferred Stock then outstanding, for the purpose of electing (and if necessary increasing the number of) Directors, to be held on a date not less than forty-five (45) days nor more than ninety (90) days after the accrual of such right. If at the time of any such meeting there shall not exist sufficient vacancies in the office of Director so as to permit the holders of the Cumulative Preferred Stock to elect a majority of the Directors of the Corporation, the holders of the Cumulative Preferred Stock, voting separately as a single class, shall have the exclusive right to increase the number of Directors to such number as will permit the holders of the Cumulative Preferred Stock to elect a majority of the full Board of Directors. However, at the next meeting of stockholders of the Corporation at which Directors are elected, the number of Directors shall, without further vote of the holders of any class of stock of the Corporation, be reduced to the number in effect immediately prior to such increase and the holders of the Cumulative Preferred Stock shall, so long as they have the right to vote for Directors as herein provided, elect the smallest number of Directors which will constitute a majority of such reduced number of Directors.

     When all dividends in default on the Cumulative Preferred Stock shall have been paid in full, each Director elected by the holders of the Cumulative Preferred Stock shall cease to hold office upon the election of a new Board of Directors by the stockholders then entitled to vote for Directors at a meeting of stockholders which, if not otherwise called, shall be called by the Clerk of the Corporation upon request of, or may be called by, one or more of the Directors then in office.

     If the event calling for any election of Directors as provided for herein shall occur not more than ninety (90) days and not less than forty-five (45) days before the date for an annual meeting of the stockholders, the election of Directors shall be held at such annual meeting, but otherwise at a special meeting of the stockholders to be called for the purpose.

     Notice of every meeting of the stockholders held for the election of Directors during a period when the holders of the Cumulative Preferred Stock have the right to vote for the election of Directors shall be given to the holders of record of the Cumulative Preferred Stock and of Common Stock and shall state the purpose of the meeting in respect of the election of Directors representing the different classes of stock.

     At each such meeting 33 1/3% of the outstanding shares of the Cumulative Preferred Stock shall be required to constitute a quorum for the election of Directors by the Cumulative Preferred Stock and a majority of the outstanding shares of the Common Stock shall be required to constitute a quorum for the election of Directors by the Common Stock.

     If for lack of a quorum or for any other reason, at any meeting at which holders of the Cumulative Preferred Stock have the right to elect Directors, such holders or the holders of the Common Stock shall not elect the number of Directors they are entitled to elect, the holders of the other class or classes of stock, provided they have elected the number of Directors they are entitled to elect, may also elect such additional Directors as are necessary to constitute the full Board, but no person shall be so elected as an additional Director except a Director in office at the time of the meeting who had been elected by the class of stock failing to exercise its voting rights so long as any such Director in office is available for such election.

     In case of any vacancy in the office of a Director elected by the holders of a particular class of stock, the remaining Directors elected by the holders of that class, by vote of a majority thereof, or the remaining Director so elected if there be only one, may fill the vacancy by the election of a successor to hold office for the unexpired term of such Director.

     7. LIMITATION ON DIVIDENDS ON COMMON STOCK. So long as any shares of the Cumulative Preferred Stock are outstanding, the right of the Corporation to pay or declare any dividends on the Common Stock (other than dividends payable in Common Stock) or to make any distribution on any shares of the Common Stock (each and all of such actions being hereinafter referred to as "dividends on

Common Stock"), shall be subject to the provisions of Sections 3 and 10 of these Capital Stock Provisions and to the following further limitations:

     (a) If the Common Stock Equity (as hereinafter defined) at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared, reduced by the amount of such dividend, is less than 20% of Total Capitalization (as hereinafter defined), the Corporation shall not declare dividends on Common Stock in an amount which, together with all other dividends on Common Stock paid within the year ending with and including the date on which such dividend is payable, exceeds 50% of the Net Income Available for Dividends on Common Stock (as hereinafter defined) for the twelve consecutive calendar months immediately preceding the calendar month in which such dividend is declared; and

     (b) If the Common Stock Equity at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared, reduced by the amount of such dividend, is less than 25% but is 20% or more of Total Capitalization, the Corporation shall not declare dividends on Common Stock in an amount which, together with all other dividends on Common Stock paid within the year ending with and including the date on which such dividend is payable, exceeds 75% of the Net Income Available for Dividends on Common Stock for the twelve consecutive calendar months immediately preceding the calendar month in which such dividend is declared.

     For the purposes of this Section 7:

     Total Capitalization shall be the sum of (a) the principal amount of all outstanding indebtedness of the Corporation represented by bonds, notes and other evidences of indebtedness maturing by their terms more than one year from the date of issue thereof, (b) the aggregate amount of the par or stated capital represented by, and any premiums in respect of, all issued and outstanding capital stock of all classes of the Corporation having preference as to dividends or as to distribution of assets over the Common Stock and (c) the Common Stock Equity of the Corporation.

     Common Stock Equity shall be the sum of the amount of the par or stated capital represented by all outstanding Common Stock, including premiums on Common Stock, and the surplus (including earned, paid-in, capital, or contributed surplus and the balance of any investment tax credit being amortized) of the Corporation, less (a) any intangible items set forth on the asset side of the balance sheet of the Corporation, such as unamortized debt discount and expense, unamortized extraordinary property losses, and capital stock discount and expense, (b) the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up of the Corporation's affairs, on all outstanding shares of the Corporation having a preference as to dividends or as to the distribution of assets over the Common Stock, over the sum of the aggregate amount of par or stated capital represented by such outstanding shares and any premiums thereon, and (c) the amount by which any electric plant adjustments exceed any reserves provided therefor; provided that no deduction shall be made in the determination of Common Stock Equity for any of the amounts or items referred to in clauses (a) or (c) of this Section which are, at the time of the determination of the Common Stock Equity, being amortized or are provided for by reserves.

     Net Income Available for Dividends on Common Stock for any period shall be the net income available for dividends on the Common Stock of the Corporation for such period, determined in accordance with such system of accounts as may be prescribed by the Federal Power Commission or any successor regulatory authority having the same or similar jurisdiction over accounts, or, in the absence thereof, in accordance with generally accepted accounting practice.

     8. REDEEMABILITY OF SHARES OF COMMON STOCK. The Corporation, by resolution of its Board of Directors, may redeem at any time and from time to time shares of its Common Stock from among the holders thereof proportionately to their respective holdings, at a redemption price per share equal to the amount obtained by dividing the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus) by the number of shares of Common Stock outstanding immediately prior to such redemption; provided that (a) the Common Stock Equity of the Corporation, reduced by the total amount to be paid for such redemption, shall be not less than thirty (30) percent of the Total Capitalization of the Corporation, (b) no such redemption shall reduce the number of shares of Common Stock outstanding to less than 5,000 shares, and (c) so long as any shares of the Cumulative Preferred Stock are outstanding no such redemption shall be made unless (i) all dividends payable on all outstanding shares of the

Cumulative Preferred Stock on the next succeeding quarterly dividend payment date have been paid in full or declared and set apart for payment and (ii) all mandatory sinking or purchase fund payments on the Cumulative Preferred Stock through the last preceding mandatory redemption or purchase date have been made or funds therefor set apart for payment. The excess, if any, of the redemption price per share over the par value of each share of Common Stock so redeemed may be charged against capital surplus or any other surplus in accordance with generally accepted accounting principles. The right to make such redemption shall be subject to the provisions of the last paragraph of Section 10 of these Capital Stock Provisions to the extent applicable. The terms "Common Stock Equity" and "Total Capitalization" are used in this Section 8 with the meanings defined in Section 7 of these Capital Stock Provisions.

     9. LIMITATION AS TO DEBT ISSUANCE: MERGER, CONSOLIDATION OR DISPOSITION OF ASSETS. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the outstanding shares of the Cumulative Preferred Stock, voting as a single class:

         (a) Issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness for purposes other than the refunding of outstanding unsecured debt securities theretofore issued or assumed by the Corporation resulting in equal or longer maturities than the maturities of the indebtedness being refunded or the redemption or other retirement of all outstanding shares of the Cumulative Preferred Stock, if, immediately after such issue or assumption,

              (i) the total principal amount of all such unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding (including the unsecured securities then to be issued or assumed), would exceed 20% of the total sum of (x) the total principal amount of all bonds, other securities and obligations representing secured indebtedness issued or assumed by the Corporation and then to be outstanding (including indebtedness with respect to nuclear fuel secured by a lien on or other security interest in the fuel or other property of the Corporation or by the pledging of any rights or interests of the Corporation under its Power Contracts and Capital Funds Agreements with its stockholders dated as of May 20, 1968 as the same may be amended from time to time), and (y) the capital stock, premiums and surplus of the Corporation as stated on its books, or

              (ii) the total principal amount of all such unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding (including the unsecured securities then to be issued or assumed), having maturities of less than 10 years will thereby exceed 10% of the total sum of the items set forth in clauses (x) and (y) above.

     For purposes of (ii) above the payment due upon the maturity of unsecured debt having an original single maturity in excess of 10 years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of 10 years shall not be regarded as unsecured debt of a maturity of less than 10 years until such payment shall be required to be made within 3 years.

         (b) Merge or consolidate with or into any other corporation or corporations, or sell or otherwise dispose of all or substantially all of its assets, unless such merger, consolidation, sale or other disposition, or the issuance and assumptions of all securities to be issued or assumed in connection therewith, shall have been ordered or approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 or by any successor regulatory authority.

     10. LIMITATION ON ISSUANCE OF ADDITIONAL PREFERRED STOCK. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not:

         (a) except upon the affirmative vote at a meeting called for that purpose of the holders of at least 66 2/3% of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, authorize any shares of any preferred stock having a preference as to dividends or as to the distribution of assets over the Cumulative Preferred Stock, or any securities convertible into shares of such preferred stock, or issue any shares of any such preferred stock more than 12 months after the date as of which the Corporation authorized such preferred stock; or

         (b) except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, issue any shares of the Cumulative Preferred Stock other than the 170,000 shares of the Cumulative Preferred Stock initially authorized, or of any shares of any other class of stock ranking as to dividends or as to the distribution of assets on a parity with the Cumulative Preferred Stock, or any securities convertible into shares of the Cumulative Preferred Stock or such other class of stock, or reissue any reacquired shares of the Cumulative

         Preferred Stock or of such other class of stock, unless (i) such issue or reissue is for the purpose of refunding of then outstanding shares of the Cumulative Preferred Stock, or of any other preferred stock ranking prior to or on a parity with the Cumulative Preferred Stock as to dividends or as to the distribution of assets (referred to in this paragraph (b) as the "other preferred stock"), and the par value of the securities to be issued is in an amount not in excess of the par value of the Cumulative Preferred Stock or of the other preferred stock so to be refunded, or (ii) immediately after such issue, the Common Stock Equity (as defined in Section 7 hereof) is at least equal to the aggregate amount payable in connection with an involuntary liquidation of the Corporation with respect to all shares of the Cumulative Preferred Stock and of the other preferred stock, which will be outstanding immediately after such issue, and the gross income of the Corporation (after such issue, and the gross income of the Corporation (after all taxes including taxes based on income) for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the calendar month of issuance of such additional stock, is at least 1 1/2 times an amount equal to all fixed charges for said period (including interest and amortization of debt premium, discount and expense but excluding interest charges on indebtedness to be retired with the proceeds of such issue) and the annual dividend requirements on the Cumulative Preferred Stock and the other preferred stock to be outstanding immediately after such issue.

If for the purposes of meeting the requirements of clause (ii) above, it shall have been necessary to take into consideration any earned surplus of the Corporation, the Corporation shall not thereafter pay any dividends on or make any distributions in respect of, or purchase, redeem or otherwise acquire for value, Common Stock which would result in reducing the Common Stock Equity to an amount less than the amount payable on involuntary liquidation of the Corporation with respect to all shares of the Cumulative Preferred Stock and of the other preferred stock (as defined in (i) above), at the time outstanding.

     11. PREEMPTIVE RIGHTS. None of the holders of shares of any class of the Capital Stock of the Corporation shall be entitled as such, as a matter of right, to purchase, subscribe for or otherwise acquire any securities of the Corporation of any class or any options or warrants to purchase, subscribe for or otherwise acquire any such securities, or any other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such securities, except that each holder of Common Stock shall have a preemptive right to subscribe to his proportionate share of any increase in the outstanding Common Stock of the Corporation, and all options or warrants to purchase, subscribe for or otherwise acquire Common Stock, and all securities convertible into, or carrying options or warrants to purchase, subscribe for or otherwise acquire, Common Stock.

     12. AMENDMENTS. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not, by merger, consolidation or otherwise, except upon the affirmative vote at a meeting called for that purpose of holders of at least 66 2/3% of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, amend, alter or repeal any of the provisions relating to the Cumulative Preferred Stock, or of any series thereof, so as to affect adversely the relative rights, preferences or limitations of the holders thereof, provided, however, that (a) if such amendment, alteration or repeal shall affect adversely the relative rights, preferences or limitations of the holders of one or more, but not all, series of the Cumulative Preferred Stock at the time outstanding, only the vote of the holders of at least 66 2/3% of the outstanding shares of all series so affected and of the holders of at least 66 2/3% of the outstanding shares of each series which is so affected in a manner different from any other series, shall be required, (b) no such amendment, alteration or repeal shall affect the right of the holders of the Cumulative Preferred Stock to receive cumulative dividends at the rate fixed for the series of which their respective shares are a part, or to receive payment in cash of the redemption price or prices fixed for the series of which their respective shares are a part in the event of redemption, or to receive payment in cash of the amount fixed for the series of which their respective shares are a part in the event of either voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation, and (c) no amendment to increase or decrease the authorized amount of the Cumulative Preferred Stock or to create or authorize, or increase or decrease the amount of, any class of stock ranking on a parity with the Cumulative Preferred Stock as to dividends or as to the distribution of assets, shall be deemed to affect adversely the relative rights, preferences or limitations of the Cumulative Preferred Stock or any series thereof. The rights granted to the holders of the Cumulative Preferred Stock under this Section 12 are in addition to any rights to vote on amendments to the Articles of Incorporation granted by law.

     13. ISSUE OF CAPITAL STOCK. Except as otherwise provided by law, shares of any class or series of Capital Stock of the Corporation when duly authorized may be issued for such consideration as may be fixed from time to time by the Board of Directors and upon receipt by the Corporation of the consideration so fixed, such shares shall be deemed to have been fully paid and shall not be liable to any further call or assessment.

                                 STATE OF MAINE

                  STATEMENT OF RESOLUTION ESTABLISHING SERIES
                                  OF SHARES OF

                       MAINE YANKEE ATOMIC POWER COMPANY

Filing Fee $5.00

For Use By The Secretary of State
File No. 198-94
        ----------------
Fee Paid  $5.00
        ----------------
C.B.   317
    ------------------
Date  1-11-73
    -----------------


This Space For Use By Secretary of State MAINE
SECRETARY OF STATE FILED

January 11, 1973

Joseph J. Edgar

     Pursuant to 13-A MRSA s.503, the undersigned corporation submits the following for the purpose of establishing and designating a series of shares and fixing and determining the relative rights and preferences thereof:

     FIRST: The attached resolution establishing and designating the series and fixing and determining the relative rights and preferences thereof was duly adopted by the board of directors on January 11, 1973.

     SECOND: The Articles expressly grant to the board of directors the authority to make such a resolution.

     THIRD:  The address of the registered office of the corporation is:
9 Green Street, Augusta, Maine 04330
-------------------------------------------------------------------------------
                       (street, city, state and zip code)

     Dated: January 11, 1973
           ------------------------

                                        Maine Yankee Atomic Power Company
                                        ---------------------------------
                                             (name of corporation)

                                        By  Seward B. Brewster
                                           --------------------------------
    legibly print or type name              Seward B. Brewster, Clerk
    and capacity of all signers            --------------------------------
    13-A MRSA s.104                       (type or print name and capacity)

                                        By
                                           --------------------------------

                                           --------------------------------
                                           (type or print name and capacity)


---------------------

* The name of the corporation should be typed, and the document must be signed by (1) the Clerk OR (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.


FORM NO. MBCA-7

          RESOLVED: that there be and there hereby is established the first series of Cumulative Preferred Stock of this Company; and that the designation, relative rights, preferences and limitations of said series be and they hereby are established, designated, fixed and determined as follows:

     (1) DESIGNATION AND DIVIDEND RATE. The first series of the Cumulative Preferred Stock of the Corporation shall be designated "Cumulative Preferred Stock, 7.48% Series (Sinking Fund)"; the number of authorized shares of such series which may be issued shall be 150,000; and the annual dividend rate per share for such shares shall be 7.48% of the par value thereof.

     (2) REDEMPTION PRICES. Except as stated in Sections (3) and (4) below, shares of the Cumulative Preferred Stock, 7.48% Series (Sinking Fund) shall be redeemable, as a whole or in part from time to time, at the option of the Corporation at any time, in accordance with the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, at the redemption prices per share indicated below, plus an amount equal to dividends accrued thereon to the date fixed for redemption:

               PERIOD                                  REDEMPTION PRICE
               ------                                  ----------------

     On or before December 31, 1977                        $108.98

     After December 31, 1977 but on
     or before December 31, 1982                           $107.11

     After December 31, 1982 but on
     or before December 31, 1987                           $105.24

     After December 31, 1987 but on
     or before December 31, 1992                           $103.37

     After December 31, 1992 but on
     or before December 31, 1997                           $101.50

     After December 31, 1997                               $100.00

     No shares of the Cumulative Preferred Stock, 7.48% Series (Sinking Fund), shall be redeemed at the option of the Corporation prior to January 1, 1978, directly or indirectly, from the proceeds of or in anticipation of any refunding operation involving the sale of preferred stock having a dividend cost to the Corporation (calculated in accordance with generally accepted financial practices) of less than 7.46% per annum, or involving the incurring of debt having an interest cost to the Corporation (calculated in accordance with generally accepted financial practices) of less than 7.46% per annum.

     (3) MANDATORY SINKING FUND. The Corporation shall, on January 1, 1978, and on each January 1 thereafter (each such date being hereinafter referred to as the "mandatory redemption date"), redeem 6,000 shares of Cumulative Preferred Stock, 7.48% Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation, provided that the redemption price with respect to each share so redeemed shall be $100 per share, plus dividends accrued thereon to the mandatory redemption date; and provided further that no such redemption shall be made if the same would result in violation of Section 4 of the Capital Stock Provisions of the Corporation. Any shares of the Cumulative Preferred Stock redeemed by the Corporation in accordance with Section (2) above or otherwise acquired by the Corporation, which have not previously been used as a credit against any mandatory sinking fund redemption, may be credited by the Corporation share for share against any mandatory sinking fund redemption.

     (4) OPTIONAL SINKING FUND. In addition to the redemptions required by Section (3) above, the Corporation shall have the non-cumulative option to redeem on each mandatory redemption date (after satisfaction of the mandatory redemption due on said date), at a price of $100 per share plus dividends accrued thereon to the mandatory redemption date, not more than 6,000 additional shares of Cumulative Preferred Stock, 7.48% Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation; provided that no such optional redemption shall be made if the same would result in violation of Section 4 of the Capital Stock Provisions of the Corporation.

     (5) LIQUIDATION, ETC. The amount payable upon shares of the Cumulative Preferred Stock, 7.48% Series (Sinking Fund) in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100 per share plus dividends accrued thereon to the date of distribution. The amount payable upon shares of the Cumulative Preferred Stock, 7.48% Series (Sinking Fund) in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the applicable redemption price per share stated in Section (2) above plus dividends accrued thereon to the date of distribution.

                                 STATE OF MAINE

                            NOTIFICATION BY CLERK OF
                              CHANGE IN REGISTERED
                                     OFFICE


For use by the Secretary of State

File No. 198-94

Fee Paid $5.00

C.B. 76C1355

Date 5/5/76

Secretary of State FILED May 5, 1976

/s/ Doris Hayes
---------------
    AGENT



     Pursuant to 13-A MRSA ss. 304(6), the undersigned clerk for one or more domestic corporations gives notice of the following change of registered office of each corporation LISTED IN ITEM FOURTH:

          FIRST:  Name of clerk*   SEWARD B. BREWSTER
                                ------------------------------------------------

          SECOND: Address of former registered office   9 Green Street
                                                     ---------------------------

          Augusta, Maine 04330
--------------------------------------------------------------------------------
                       (street, city, state and zip code)

          THIRD:  Address of new registered office   Edison Drive
                                                  ------------------------------


          Augusta, Maine 04336
--------------------------------------------------------------------------------
                       (street, city, state and zip code)


          FOURTH: Notice of the above change in registered office has been sent to each of the following corporations by the undersigned as clerk of each:

               American Community Services
--------------------------------------------------------------------------------

               Central Maine Power Company
--------------------------------------------------------------------------------

               Central Securities Corporation
--------------------------------------------------------------------------------

               The Corner Store Incorporated
--------------------------------------------------------------------------------

               Cumberland Securities Corporation
--------------------------------------------------------------------------------

               Ingraham Motors, Inc.
--------------------------------------------------------------------------------

               Kennebec Water Power Company
--------------------------------------------------------------------------------

               Maine Electric Power Company, Inc.
--------------------------------------------------------------------------------

               Maine Yankee Atomic Power Company
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

             Dated April 30, 1976
                   -----------------------      /s/ Seward B. Brewster
                                                --------------------------------

                                                   Seward B. Brewster
                                                --------------------------------
                                                  (type or print name)

             -----------------------------
           * The clerk of a domestic corporation must be a natural person resident of Maine.

                                 STATE OF MAINE

                               CHANGE OF CLERK OR
                           REGISTERED OFFICE OR BOTH

           Pursuant to 13-A MRSA ss. 304 the undersigned corporation advises you of the following change(s):


Filing Fee $5.00 ss. 304 (3&5)

For Use By The Secretary of State

File No. 660153D

Fee Paid $5.00

C.B. 850613C

Date 12-11-84

For Use By The Secretary of State FILED November 8, 1984

/s/ Carol E. Hanks
-------------------------
Deputy Secretary of State

A True Copy When Attested by Signature

/s/ L. Evelyn Grover
-------------------------
Deputy Secretary of State


     FIRST: The name and registered office of the clerk appearing in the record in Secretary of State's office
             Seward B. Brewster
             ------------------------------------------------

             Edison Drive, Augusta, ME 04336
--------------------------------------------------------------------------------
                       (street, city, state and zip code)

     SECOND: The name and registered office of its successor (new) clerk who must be a Maine resident
             William M. Finn
             ------------------------------------------------------

             Edison Drive, Augusta, ME 04336
--------------------------------------------------------------------------------
                       (street, city, state and zip code)

     THIRD:  Upon a change in clerk this must be completed:

             (x) Such change was authorized by the board of directors and the power to make such changes is not reserved to the shareholders by the articles or the bylaws.

             ( ) Such change was authorized by the shareholders (Complete the following)

                    I certify that I have custody of the minutes showing the above action by the shareholders.

                                             /s/ William Finn
                                             ----------------------------------
                                             (signature of new clerk, secretary
                                                  or assistant secretary)

Dated:  October 31, 1984
      -------------------------------
                                             Maine Yankee Atomic Power Company
                                             ----------------------------------

                                             By /s/ William Finn
           MUST BE COMPLETED                 ----------------------------------

           Legibly print or type name        William M. Finn, Clerk
           and capacity of all signers       ----------------------------------
           13-A MRSA ss. 104.                (type or print name and capacity)

                                             By
                                             ----------------------------------
                                                        (signature)

                                             ----------------------------------
                                              (type or print name and capacity)

--------------------------------------
* This document MUST be signed by (1) the CLERK OR (2) by the PRESIDENT or a vice-president AND by the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, then by a majority of the DIRECTORS or by such directors designated by a majority of the directors then in office OR (4) if no directors, then by the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR (5) by the HOLDERS OF ALL OUTSTANDING SHARES.

                                 STATE OF MAINE

                               CHANGE OF CLERK OR
                           REGISTERED OFFICE OR BOTH

           Pursuant to 13-A MRSA ss. 304 the undersigned corporation advises you of the following change(s):


Filing Fee $5.00 ss. 304 (3&5)

For Use By The Secretary of State

File No. 19660153D

Fee Paid $5.00

C.B. -----

Date OCT 23 1987

For Use By The Secretary of State FILED June 25, 1987

/s/       ????
-------------------------
Deputy Secretary of State

A True Copy When Attested by Signature


-------------------------
Deputy Secretary of State


     FIRST: The name and registered office of the clerk appearing in the record in Secretary of State's office
             William J. Finn
             ------------------------------------------------

             Central Maine Power Company, Edison Drive, Augusta, Maine 04336
--------------------------------------------------------------------------------
                       (street, city, state and zip code)

     SECOND: The name and registered office of its successor (new) clerk who must be a Maine resident
             Peter B. Webster
             ------------------------------------------------------

             Two Canal Plaza, Portland, Maine 04112
--------------------------------------------------------------------------------
                       (street, city, state and zip code)

     THIRD:  Upon a change in clerk this must be completed:

             (x) Such change was authorized by the board of directors and the power to make such changes is not reserved to the shareholders by the articles or the bylaws.

             ( ) Such change was authorized by the shareholders (Complete the following)

                    I certify that I have custody of the minutes showing the above action by the shareholders.

                                             /s/ Peter B. Webster
                                             ----------------------------------
                                                  (signature of new clerk)


Dated:  June 24, 1987
      -------------------------------
                                             Maine Yankee Atomic Power Company
                                             ----------------------------------

                                             By /s/ Peter B. Webster
           MUST BE COMPLETED                 ----------------------------------

           Legibly print or type name        Peter B. Webster, Clerk
           and capacity of all signers       ----------------------------------
           13-A MRSA ss. 104.                (type or print name and capacity)

                                             By
                                             ----------------------------------
                                                        (signature)

                                             ----------------------------------
                                              (type or print name and capacity)

--------------------------------------
* This document MUST be signed by (1) the CLERK OR (2) by the PRESIDENT or a vice-president AND by the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, then by a majority of the DIRECTORS or by such directors designated by a majority of the directors then in office OR (4) if no directors, then by the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR (5) by the HOLDERS OF ALL OUTSTANDING SHARES.

                                 STATE OF MAINE

                               CHANGE OF CLERK OR
                           REGISTERED OFFICE OR BOTH

          Pursuant to 13-A MRSA ss. 304 the undersigned corporation advises you of the following change(s):


Filing Fee $5.00 ss. 304 (3&5)
For Use By The Secretary of State
File No. 19660153D
Fee Paid $10.00
C.B.____

Date MAR 16 1988

For Use By The Secretary of State FILED February 23, 1988

/s/ [illegible]
-------------------------
Deputy Secretary of State


A True Copy When Attested by Signature

-------------------------
Deputy Secretary of State

     FIRST: The name and registered office of the clerk appearing in the record in Secretary of State's office

                               Peter B. Webster
--------------------------------------------------------------------------------

                    Two Canal Plaza, Portland, Maine 04112
--------------------------------------------------------------------------------
                      (street, city, state and zip code)

     SECOND: The name and registered office of its successor (new) clerk who must be a Maine resident

                               William M. Finn
--------------------------------------------------------------------------------

                      Edison Drive, Augusta, Maine 04336
--------------------------------------------------------------------------------
                      (street, city, state and zip code)

     THIRD:  Upon a change in clerk this must be completed:

             (x) Such change was authorized by the board of directors and the power to make such changes is not reserved to the shareholders by the articles or the bylaws.

             ( ) Such change was authorized by the shareholders (Complete the following)

                    I certify that I have custody of the minutes showing the above action by the shareholders.

                                             /s/ William M. Finn
                                             ----------------------------------
                                             (signature of new clerk, secretary
                                                  or assistant secretary)

Dated:  February 22, 1988
      -------------------------------
                                             Maine Yankee Atomic Power Company
                                             ----------------------------------

                                             By /s/ William M. Finn
           MUST BE COMPLETED                 ----------------------------------

           Legibly print or type name        William M. Finn, Clerk
           and capacity of all signers       ----------------------------------
           13-A MRSA ss. 104.             (type or print name and capacity)

                                             By
                                             ----------------------------------
                                                        (signature)

                                             ----------------------------------
                                              (type or print name and capacity)


* This document MUST be signed by (1) the Clerk OR (2) by the President or a vice-president AND by the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, then by a majority of the directors or by such directors designated by a majority of the directors then in office OR (4) if no directors, then by the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon OR (5) by the holders of all outstanding shares.

                                 STATE OF MAINE

                             STATEMENT OF INTENTION
                              TO DO BUSINESS UNDER
                                AN ASSUMED NAME


Filing Fee $105.00
For Use By The
Secretary of State

File No. 19660153D
        ----------------
Fee Paid  $105.00
         ---------------
C.B.   ---
    --------------------
Date   12-21-90
     -------------------


For Use By The Secretary of State

            FILED

December 17, 1990
-------------------------
Gary Cooper
-------------------------
Deputy Secretary of State
-------------------------

A True Copy When Attested
       By Signature

-------------------------
Deputy Secretary of State


Pursuant to 13-A MRSA s.307, the undersigned, a corporation (incorporated under the laws of the State of Maine), gives notice of its intention to do business in this State under an assumed name.

     FIRST:   The name of the corporation is

              Maine Yankee Atomic Power Company
              --------------------------------------------------------------

     SECOND: The address of the registered office of the corporation in the State of Maine is

              Edison Drive, Augusta, Maine 04330
              --------------------------------------------------------------
                         (street, city, state and zip code)

     THIRD: The corporation intends to transact business under the assumed name of

             Maine Yankee

                      COMPLETE THE FOLLOWING IF APPLICABLE

     FOURTH: If such assumed name is to be used at fewer than all of the corporation's places of business in this State, the location(s) where it will be used is (are):

             N/A
             -----------------------------------------------------------------


Dated: December 12, 1990                      By /s/ William M. Finn
                                                 -------------------------------
                                                         (signature)

                                                 William M. Finn, Clerk
                                              ----------------------------------
                                               (type or print name and capacity)


                                              By -------------------------------
                                                         (signature)

                                              ----------------------------------
                                               (type or print name and capacity)

---------------------------------------
This document MUST be signed by (1) the CLERK OR (2) the PRESIDENT or a vice-president AND the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, a majority of the DIRECTORS or such directors designated by a majority of directors then in office OR (4) if no directors, the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR (5) the HOLDERS OF ALL OUTSTANDING SHARES.

                                 STATE OF MAINE

                             STATEMENT OF INTENTION
                              TO DO BUSINESS UNDER
                                AN ASSUMED NAME


Filing Fee $105.00
For Use By The
Secretary of State

File No. 19660153D
        ----------------
Fee Paid  $105.00
         ---------------
C.B.   ---
    --------------------
Date   12-21-90
     -------------------


For Use By The Secretary of State

            FILED

December 17, 1990
-------------------------
Gary Cooper
-------------------------
Deputy Secretary of State
-------------------------

A True Copy When Attested
       By Signature

-------------------------
Deputy Secretary of State


Pursuant to 13-A MRSA s.307, the undersigned, a corporation (incorporated under the laws of the State of Maine), gives notice of its intention to do business in this State under an assumed name.

     FIRST:   The name of the corporation is

              Maine Yankee Atomic Power Company
              --------------------------------------------------------------

     SECOND: The address of the registered office of the corporation in the State of Maine is

              Edison Drive, Augusta, Maine 04330
              --------------------------------------------------------------
                         (street, city, state and zip code)

     THIRD: The corporation intends to transact business under the assumed name of

             Maine Yankee, Inc.

                      COMPLETE THE FOLLOWING IF APPLICABLE

     FOURTH: If such assumed name is to be used at fewer than all of the corporation's places of business in this State, the location(s) where it will be used is (are):

             N/A
             -------------------------------------------------------------------


Dated: December 12, 1990                       By /s/ William M. Finn
                                                 -------------------------------
                                                         (signature)

                                                 William M. Finn, Clerk
                                              ----------------------------------
                                               (type or print name and capacity)


                                              By -------------------------------
                                                         (signature)

                                              ----------------------------------
                                               (type or print name and capacity)

---------------------------------------
This document MUST be signed by (1) the CLERK OR (2) the PRESIDENT or a vice-president AND the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, a majority of the DIRECTORS or such directors designated by a majority of directors then in office OR (4) if no directors, the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR (5) the HOLDERS OF ALL OUTSTANDING SHARES.

                                STATE OF MAINE

                             ARTICLES OF AMENDMENT
                (AMENDMENT BY SHAREHOLDERS VOTING AS ONE CLASS)

 Pursuant to 13-A MRSA ss. 805 and 807, the undersigned corporation adopts these
                             Articles of Amendment:

Filing Fee (See Sec. 1401)

For Use By The Secretary of State

File No.   19660153D
           ------------
Fee Paid   $35.00
           ------------
C.B.       ___
           ------------
Date April 23, 1992
           ------------

For Use By The Secretary of State FILED April 17, 1992

/s/ [illegible]
----------------------------------
   Deputy Secretary of State


A True Copy When Attested By Signature

/s/ [illegible]
----------------------------------
Deputy Secretary of State


FIRST: All outstanding shares were entitled to vote on the following amendment as ONE class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)

         A.   at a meeting legally called and held on, OR

         (B.) by unanimous written consent on April 10,1992.

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

         Number of Shares Outstanding         NUMBER               NUMBER
            and Entitled to Vote             Voted For           Voted Against
         ----------------------------        ---------           -------------
                500,000                       500,000                  0

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

         Class      Series (If Any)      Number of Shares      Par Value(if Any)
         -----      ---------------      ----------------      -----------------

         The aggregate par value of all such shares (of all classes and series) HAVING PAR VALUE is $ __________________.

         The total number of all such shares (of all classes and series) WITHOUT PAR VALUE is ______________________ shares.

SIXTH:   Address of the registered office in Maine:   Edison Drive, Augusta,
         Maine 04330
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
                         (street, city and zip code)


                   MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS
                   ------------------------------------------

I certify that I have custody of the minutes showing the above action by the shareholders.

William M. Finn
-------------------------
(signature of clerk)

Date: April 15, 1992




                                          Maine Yankee Atomic Power Company
                                          ---------------------------------

                                          By*  William M. Finn
                                             ---------------------------------
                                                       (signature)

                                               William M. Finn, Clerk
                                             ---------------------------------
                                             (type or print name and capacity)


                                          By*
                                             ---------------------------------
                                                       (signature)

                                             ---------------------------------
                                             (type or print name and capacity)


--------------------

* In addition to any certification of custody of minutes this document MUST be signed by (1) the CLERK OR (2) the PRESIDENT or a vice-president AND the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, a majority of the DIRECTORS or such directors designated by a majority of directors then in office OR (4) if no directors, the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR (5) the HOLDERS OF ALL OUTSTANDING SHARES.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in ss.806, or because the articles so provide. For vote necessary for adoption see ss.805.



FORM NO. MBCA-9 Rev.88

SUBMIT COMPLETED FORMS TO: Secretary of State, Station 101, Augusta, Maine 04333

                                   EXHIBIT A

                           TO ARTICLES OF AMENDMENT

                              DATED APRIL 15, 1992

                                    FILED BY

                       MAINE YANKEE ATOMIC POWER COMPANY



     RESOLVED: that the Articles of
               Incorporation of this Company be
               amended to increase the maximum
               number of directors the Company
               may have from seventeen to eighteen.

                          A QUASI-PUBLIC CORPORATION
                          HAVING THE RIGHT TO ENGAGE IN
                          BUSINESS AS AN ELECTRIC COMPANY

                                 STATE OF MAINE

                             ARTICLES OF AMENDMENT
              (AMENDMENT BY SHAREHOLDERS VOTING AS SEPARATE CLASS)

                  Pursuant to 13-A MRSA Sections 805 and 807, the undersigned corporation adopts these Articles of Amendment:


Filing Fee (See Sec. 1401)

For Use By The Secretary of State

File No. 19660153D

Fee Paid $6750 - $35

C.B. ----

Date MAY 29, 1992


For Use By The Secretary of State FILED May 29, 1992

/s/ Gary Cooper
-------------------------
Deputy Secretary of State

A True Copy When Attested By Signature

/s/ ????
-------------------------
Deputy Secretary of State


FIRST: As set out in detail in "THIRD", one or more classes of shares of the corporation were entitled to vote on the following amendment as a separate class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)

           (A.) at a meeting legally called and held on, OR May 28, 1992
                                                            ------------
            B.  by unanimous written consent on


THIRD: On said date, the number of shares of each class outstanding and entitled to vote on such amendment (whether or not entitled to vote as a separate class), the manner in which each such class was entitled to vote (whether or not as separate class), and the number of shares voted for and against said amendment, respectively, were as follows:


             Designation of     Manner      No. of Shares
               Each Class      In Which      Outstanding
            However Entitled   Entitled     And Entitled    Voted    Voted
                To Vote         To Vote        To Vote       For    Against
            ----------------  -----------   ------------   -------  -------
            Common Stock      As separate   500,000        500,000     0
                                 class

            Cumulative        As separate    60,000         59,147    20
            Preferred            class
            Stock
                                            -------        -------    --
                     Total of All Classes   560,000        559,147    20

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment, is as follows:

                            Series     Number      Par Value
               Class       (If Any)   of Shares    (If Any)
            ------------   --------   ---------    ---------
            Common Stock      -       500,000      $100

            Cumulative
            Preferred
            Stock             *       260,000      $100

* Issuable in series as determined by the Board of Directors. One series is outstanding. See Article of Incorporation, as amended.

            The aggregate par value of all such shares (of all classes and series) HAVING PAR VALUE is $76,000,000.
                                         ----------
            The total number of all shares (of all classes and series) WITHOUT
            PAR VALUE is    0    shares.
                         -------

SIXTH:      Address of the registered office in Maine: Edison Drive, Augusta
                                                       -------------------------
            Maine, 04336
            --------------------------------------------------------------------
                                (street, city and zip code)

      MUST BE COMPLETED FOR VOTE           Maine Yankee Atomic Power Company
            OF SHAREHOLDERS                -------------------------------------
------------------------------------             (Name of Corporation)

I certify that I have custody of the   By* /s/ William M. Finn
minutes showing the above action by        -------------------------------------
the shareholders.                                       (signature)

                                           William M. Finn, Clerk
    /s/ William M. Finn                    -------------------------------------
------------------------------------          (type or print name and capacity)
     (signature of clerk)              By*
                                           -------------------------------------
                                                        (signature)

Dated: May 29, 1992                        -------------------------------------
       -----------------                      (type of print name and capacity)

-------------------------------------------------
* In addition to any certification of custody of minutes this document MUST be signed by (1) the CLERK OR (2) the PRESIDENT or a vice-president AND the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, a majority of the DIRECTORS or such directors designated by a majority of directors then in office OR (4) if no directors, the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR
(5) the HOLDERS OF ALL OUTSTANDING SHARES.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in ss. 806, or because the articles so provide. For vote necessary for adoption see ss. 805.



FORM NO. MBCA-9A Rev. 88      SUBMIT COMPLETED FORMS TO: Secretary of State,
                                  Station 101, Augusta, Maine 04333

                                   EXHIBIT A

                            TO ARTICLES OF AMENDMENT

                               DATED MAY 29, 1992

                                    FILED BY

                       MAINE YANKEE ATOMIC POWER COMPANY



VOTED: that the Articles of Incorporation of this Company be amended so as to increase the total number of authorized shares of Cumulative Preferred Stock, $100 par value, from 170,000 shares to 260,000 shares, as set forth in the Proxy Statement for this meeting.

                                 STATE OF MAINE

                                  STATEMENT OF
                         RESOLUTION ESTABLISHING SERIES
                                   OF SHARES
                                       OF

                       MAINE YANKEE ATOMIC POWER COMPANY
                           A QUASI-PUBLIC CORPORATION
                         HAVING THE RIGHT TO ENGAGE IN
                        BUSINESS AS AN ELECTRIC COMPANY

Filing Fee $20.00
For Use By The
Secretary of State

File No. 19660153D
        ----------------
Fee Paid  $20.00
         ---------------
C.B.   ---
    --------------------
Date  ---
     -------------------

For Use By The Secretary of State

            FILED

September 18, 1992
-------------------------
Gary Cooper
-------------------------
Deputy Secretary of State
-------------------------
A True Copy When Attested
       By Signature

Pamela A. French
-------------------------
Deputy Secretary of State

Pursuant to 13-A MRSA s.503, the undersigned corporation submits the following for the purposes of establishing and designating a series of shares and fixing and determining the relative rights and preferences thereof:

     FIRST: The attached resolution establishing and designating the series and fixing and determining the relative rights and preferences thereof was duly adopted by the board of directors on

              September 18, 1992.
              --------------------------------------------------------------

     SECOND: The Articles expressly grant to the board of directors the authority to make such a resolution.

      THIRD:  The address of the registered office of the corporation is:

              Edison Drive, Augusta, Maine 04330
              --------------------------------------------------------------
                         (street, city, state and zip code)

Dated: September 18, 1992

                                              Maine Yankee Atomic Power Company
                                              ----------------------------------
                                                    (Name of Corporation)

                                              By /s/ William M. Finn
                                                 -------------------------------
                                                         (signature)

                                                 William M. Finn, Clerk
                                              ----------------------------------
                                               (type or print name and capacity)


                                              By -------------------------------
                                                         (signature)

                                              ----------------------------------
                                               (type or print name and capacity)

---------------------------------------
This document MUST be signed by (1) the CLERK OR (2) the PRESIDENT or a vice-president AND the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, a majority of the DIRECTORS or such directors designated by a majority of directors then in office OR (4) if no directors, the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR (5) the HOLDERS OF ALL OUTSTANDING SHARES.

                       MAINE YANKEE ATOMIC POWER COMPANY

                        RESOLUTION OF BOARD OF DIRECTORS

                               September 18, 1992



     RESOLVED: that there be and there hereby is established a second series of Cumulative Preferred Stock of this Corporation; and that the designation, relative rights, preferences and limitations of said series be and they hereby are established, designated, fixed and determined as follows:

     (1) DESIGNATION AND DIVIDEND RATE. The second series of the Cumulative Preferred Stock of the Corporation shall be designated "Cumulative Preferred Stock, 8.00% Series (Sinking Fund)"; the number of authorized shares of such series which may be issued shall be 150,000; and the annual dividend rate per share for such shares shall be 8.00% of the par value thereof. The shares of such series shall rank on a parity with shares of the Cumulative Preferred Stock, 7.48% Series (Sinking Fund), including without limitation for purposes of dividends, redemption, sinking fund and liquidation rights.

     All amounts of dividends payable with respect to the shares shall be computed on the basis of a year of 360 days consisting of four quarters of 90 days each. Accordingly, for the purpose of determining the amount of the dividends payable on October 1, 1992, the Company shall multiply the annual dividend rate by a fraction, the numerator of which shall be the number of days from (and excluding) the Closing Date to (and including) October 1, 1992, and the denominator of which shall be 360.

     (2) REDEMPTION PRICES. Except as stated in Sections (3) and (4) below, shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) shall be redeemable, as a whole or in part from time to time, at the option of the Corporation at any time on and after October 1, 1997, in accordance with the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, and Section (5) below, at the redemption prices per share indicated below, plus an amount equal to dividends accrued thereon to the date of redemption:

                                                                      REDEMPTION
                                                                      PRICE
                            PERIOD                                    PER SHARE
                            ------                                    ----------
On or after October 1, 1997 but before October 1, 1998                 $105.33
On or after October 1, 1998 but before October 1, 1999                  104.80
On or after October 1, 1999 but before October 1, 2000                  104.27
On or after October 1, 2000 but before October 1, 2001                  103.73
On or after October 1, 2001 but before October 1, 2002                  103.20
On or after October 1, 2002 but before October 1, 2003                  102.67
On or after October 1, 2003 but before October 1, 2004                  102.13
On or after October 1, 2004 but before October 1, 2005                  101.60
On or after October 1, 2005 but before October 1, 2006                  101.07
On or after October 1, 2006 but before October 1, 2007                  100.53
On or after October 1, 2007                                             100.00

     No shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund), may be redeemed, directly or indirectly, by the Corporation prior to October 1, 1997.

     (3) MANDATORY SINKING FUND. The Corporation shall, on October 1, 2002, and on each October 1 thereafter (each such date being hereinafter referred to as the "mandatory redemption date"), redeem 21,500 shares of Cumulative Preferred Stock, 8.00% Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, and Section (5) below, and the redemption price with respect to each share so redeemed shall be $100 per share, plus dividends accrued thereon to the date of redemption, provided that no such redemption shall be made if the same would result in violation of Section 4 of said Capital Stock Provisions. Any shares of this series of Cumulative Preferred Stock redeemed by the Corporation in accordance with Section (2) above which have not previously been used as a credit against any mandatory sinking fund redemption, may be credited by the Corporation share for share against any mandatory sinking fund redemption.

     (4) OPTIONAL SINKING FUND. In addition to the redemptions required by Section (3) above, the Corporation shall have the noncumulative option to redeem on each mandatory redemption date (after satisfaction of the mandatory redemption due on said date), at a price of $100 per share plus dividends accrued thereon to the date of redemption, not more than 21,500 additional shares of Cumulative Preferred Stock, 8.00% Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, and Section (5) below, provided that no such optional redemption shall be made if the same would result in violation of Section 4 of said Capital Stock Provisions.

     (5) REDEMPTION AND SINKING FUND PROCEDURES. All shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) redeemed or used by the Company to satisfy any sinking fund shall be retired and restored to the status of authorized but unissued shares. Redemptions of the shares of said series shall be made by a method designed to result, as nearly as practicable, in a redemption pro rata among the holders of the shares.

     (6) LIQUIDATION, ETC. The amount payable upon shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100 per share plus dividends accrued thereon to the date of distribution. The amount payable upon shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the applicable redemption price per share stated below, plus dividends accrued thereon to the date of distribution:

                                                                      REDEMPTION
                                                                      PRICE
                         PERIOD                                       PER SHARE
                         ------                                       ----------

On or after the Closing Date but before October 1, 1993                 $108.00
On or after October 1, 1993  but before October 1, 1994                  107.47
On or after October 1, 1994  but before October 1, 1995                  106.93
On or after October 1, 1995  but before October 1, 1996                  106.40
On or after October 1, 1996  but before October 1, 1997                  105.87
On or after October 1, 1997  but before October 1, 1998                  105.33
On or after October 1, 1998  but before October 1, 1999                  104.80
On or after October 1, 1999  but before October 1, 2000                  104.27
On or after October 1, 2000  but before October 1, 2001                  103.73
On or after October 1, 2001  but before October 1, 2002                  103.20
On or after October 1, 2002  but before October 1, 2003                  102.67
On or after October 1, 2003  but before October 1, 2004                  102.13
On or after October 1, 2004  but before October 1, 2005                  101.60
On or after October 1, 2005  but before October 1, 2006                  101.07
On or after October 1, 2006  but before October 1, 2007                  100.53
On or after October 1, 2007                                              100.00

                                 STATE OF MAINE

                               CHANGE OF CLERK OR
                           REGISTERED OFFICE OR BOTH

                PURSUANT TO 13-A MRSA Section 304 the undersigned corporation advises you of the following change(s):

                                  Gary Cooper
                       ---------------------------------
                           Deputy Secretary of State
                       ---------------------------------
                           A True Copy When Attested
                                 By: Signature


                       ---------------------------------
                           Deputy Secretary of State


FIRST: The name and registered office of the clerk appearing on the record in Secretary of State's office

               William M. Finn, Clerk, Maine Yankee Atomic Power Company
               --------------------------------------------------------------
               Edison Drive, Augusta, ME 04336
               --------------------------------------------------------------
                            (street, city, state and zip code)

SECOND: The name and physical location of the registered office of the successor (new) clerk, who must be a Maine resident, are:

               Mary Ann Lynch, Clerk, Maine Yankee Atomic Power Company
               --------------------------------------------------------------
                                          (name)

               329 Bath Road, Brunswick, ME 04011
               --------------------------------------------------------------
                  (street address (not P.O. Box), city, state and zip code)

               --------------------------------------------------------------
                         (mailing address if different from above)

THIRD:         Upon a change in clerk this must be completed:

               (X) Such change was authorized by the board of directors and the power to make such change is not reserved to the shareholders by the articles or the bylaws.

               ( ) Such change was authorized by the shareholders. (Complete the following)

                    I certify that I have custody of the minutes showing the above action by the shareholders.

                                    /s/ Mary Ann Lynch, Secretary
                                    -----------------------------------------
                                    (signature of new clerk, secretary or
                                     assistant secretary)

                                    Maine Yankee Atomic Power Company
                                    -----------------------------------------
                                             (Name of Corporation)

Date: June 21, 1996            By   /s/ Mary Ann Lynch
                                    -----------------------------------------
                                                 (Signature)

                                    Mary Ann Lynch, Clerk
                                    -----------------------------------------
                                        (type or print name and capacity)

                               By
                                    -----------------------------------------
                                                   (signature)

                                    -----------------------------------------
                                        (type or print name and capacity)


---------------------------------------
This document MUST by signed by (1) the CLERK OR (2) the PRESIDENT or a vice-president AND the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, a majority of the DIRECTORS or such directors designated by a majority of directors then in office OR (4) if no directors, the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR (5) the HOLDERS OF ALL OUTSTANDING SHARES.

                                 STATE OF MAINE

                             ARTICLES OF AMENDMENT
                           (AMENDMENT BY SHAREHOLDERS
                              VOTING AS ONE CLASS)

             Pursuant to 13-A MRSA Sections 805 and 807, the under-signed corporation adopts these Articles of Amendment:

                                  Gary Cooper
                        --------------------------------
                           Deputy Secretary of State
                        --------------------------------
                           A True Copy When Attested
                                  By Signature

                        --------------------------------
                           Deputy Secretary of State

FIRST: All outstanding shares were entitled to vote on the following amendment as ONE class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)

            A.  at a meeting legally called and held on, OR
           (B.) by unanimous written consent on November 6, 1996.
                                                ----------------


THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

               Number of Shares Outstanding        NUMBER        NUMBER
                   and Entitled to Vote           Voted For   Voted Against
               ----------------------------       ---------   -------------

            Common Stock -- 500,000 shares         500,000          0

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

            Class     Series (If Any)    Number of Shares    Par Value (If Any)
            -----     ---------------    ----------------    ------------------

            The aggregate par value of all such shares (of all classes and
            series) HAVING PAR VALUE is $                 .
                                         -----------------
            The total number of all shares (of all classes and series) WITHOUT
            PAR VALUE is                            shares.
                         --------------------------

SIXTH:      Address of the registered office in Maine: 329 Bath Road,
                                                       -------------------------
            Brunswick, Maine 04011
            --------------------------------------------------------------------
                                (street, city and zip code)

      MUST BE COMPLETED FOR VOTE           Maine Yankee Atomic Power Company
            OF SHAREHOLDERS                -------------------------------------
------------------------------------             (Name of Corporation)

I certify that I have custody of the   By* /s/ Mary Ann Lynch
minutes showing the above action by         ------------------------------------
the shareholders.                                       (signature)

                                            Mary Ann Lynch, Clerk
    /s/ Mary Ann Lynch                      ------------------------------------
------------------------------------          (type or print name and capacity)
(signature of clerk, secretary or      By*
         asst. secretary)                   ------------------------------------
                                                        (signature)

Dated: November 19, 1996                    ------------------------------------
       -----------------                      (type of print name and capacity)

-------------------------------------------------
* In addition to any certification of custody of minutes this document MUST be signed by (1) the CLERK OR (2) the PRESIDENT or a vice-president AND the SECRETARY, an assistant secretary or other officer the bylaws designate as second certifying officer OR (3) if no such officers, a majority of the DIRECTORS or such directors designated by a majority of directors then in office OR (4) if no directors, the holders, or such of them designated by the HOLDERS, OF RECORD OF A MAJORITY OF ALL OUTSTANDING SHARES entitled to vote thereon OR
(5) the HOLDERS OF ALL OUTSTANDING SHARES.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in Section 806, or because the articles so provide. For vote necessary for adoption see Section 805.



FORM NO. MBCA-3 Rev. 88      SUBMIT COMPLETED FORMS TO: Secretary of State,
                               Station 101, Augusta, Maine 04333

                                                                       EXHIBIT A



                  RESOLVED: that the Articles of Incorporation
                            of this Company be amended to
                            increase the maximum number of
                            directors the Company may have
                            from eighteen to nineteen.

                                   EXHIBIT B-1
                 LONG-TERM PROJECTIONS THROUGH OCTOBER 31, 2008

                        Maine Yankee Atomic Power Company
                             Pro Forma Balance Sheet

                                    unaudited

                                                                           January 1, 2000
                                                       December 31,             Through             October 31,
                                                          1999             October 31, 2008            2008
ASSETS
     LAND                                             $     685,438         $    (191,794)        $     493,644
     WORKING CAPITAL                                        596,283              (127,766)              468,517
                                                      -------------         -------------         -------------
     PREPAID DOE D&D                                      1,504,498            (1,504,498)                 --
                                                      -------------         -------------         -------------
     DEFERRED CHARGES AND
        OTHER ASSETS
         Net Unrecovered Assets                         194,648,637          (194,648,637)                 --
                                                                                                  -------------
         Other Deferred Charges and
               Other Assets                               5,883,001            (5,883,001)                 --
                                                      -------------         -------------         -------------
              Total Deferred Charges and Other
                  Assets                                200,531,638          (200,531,638)                 --
                                                      -------------         -------------         -------------

                                                      $ 203,317,857         $(202,355,696)        $     962,161
                                                      =============         =============         =============

STOCKHOLDERS' INVESTMENT AND
   LIABILITIES CAPITALIZATION
     Common Stock Investment                          $  50,000,000         $ (49,500,000)        $     500,000
     Other Paid-in Capital, Net of Expense               16,216,145           (16,053,984)              162,161
     Preferred Stock Gains & Premiums, Net                1,173,351            (1,173,351)                 --
     Retained Earnings                                    7,588,976            (7,588,976)                 --
                                                      -------------         -------------         -------------
         Total Common Stock Investment                   74,978,472           (74,316,311)              662,161
     Redeemable Preferred Stock                          15,000,000           (15,000,000)                 --
     Long Term Debt                                      48,000,000           (48,000,000)                 --
                                                      -------------         -------------         -------------

         Total Capitalization                           137,978,472          (137,316,311)              662,161
                                                      -------------         -------------         -------------

REVOLVING LOANS                                           6,000,000            (6,000,000)                 --
                                                      -------------         -------------         -------------
RESERVES AND DEFERRED CREDITS
     Accumulated Deferred Income Tax
        Liabilities                                      42,758,201           (42,958,201)             (200,000)
     Unamortized Investment Tax Credits                   4,912,583            (4,912,583)                 --
     SFAS 109 Deferred Tax Related Liabilities            6,215,683            (6,215,683)                 --
     Other Deferred Credits                               5,452,918            (4,952,918)              500,000
                                                      -------------         -------------         -------------

         Total Reserves and Deferred Credits .           59,339,385           (59,039,385)              300,000
                                                      -------------         -------------         -------------

                                                      $ 203,317,857         $(202,355,696)        $     962,161
                                                      =============         =============         =============

                                   EXHIBIT F-1
        OPINION OF COMPANY COUNSEL AS TO MATTERS REQUIRED BY INSTRUCTION
                          F-1 TO EXHIBITS TO FORM U-1

                                  June 30, 2000



Securities and Exchange Commission
Washington, DC 20549

     Re:   Maine Yankee Atomic Power Company
     File No. 70-

Ladies and Gentlemen:

     This opinion is furnished to you in connection with the filing with you of the Declaration on Form U-1 (the "Declaration") of Maine Yankee Atomic Power Company (the "Company") under the Public Utility Holding Company Act of 1935, as amended, relating to the proposed redemption by the Company of up to 99% of its outstanding Common Stock.

     I am counsel for the Company and in connection with this opinion I have reviewed the Company's charter, by-laws and the minutes of the meetings of the board of directors of the Company and such other materials as I deemed necessary to this opinion.

     Based upon the foregoing, I am of the opinion that, when the Commission has taken the action requested in the Declaration and when the shares have been tendered by all the sponsoring utilities and the redemption price has been paid by the Company, all as described in the Declaration:

     1. The Company is a corporation duly incorporated and validly existing under the laws of The State of Maine.

     2. All State laws applicable to the repurchase of the shares of Common Stock as described in the Declaration will have been complied with.

     3. The Company will legally redeem the shares of Common Stock being redeemed.

     4. Consummation of the aforesaid repurchase of Common Stock of the Company will not violate the legal rights of the holders of any securities issued by the Company.

     I hereby consent to the use of this opinion in connection with the Declaration.

                                            Very truly yours,

                                            s/ William M. Finn

                                            William M. Finn

                                   EXHIBIT H-1
                   MAINE YANKEE'S ESTIMATED FEES AND EXPENSES


            EXPENSE TYPE                                ESTIMATE
            ------------                                --------

           Legal Fees                                    $3,500

           Misc. Expenses                                 1,000
           ------------------------                      ------
           TOTAL ESTIMATED EXPENSES                      $4,500
           ========================                      ======

                                   EXHIBIT I-1
                             Proposed Form of Notice

MAINE YANKEE ATOMIC POWER COMPANY

     Maine Yankee Atomic Power Company ("Maine Yankee"), 321 Old Ferry Road, Wiscasset, ME 04578, a subsidiary of National Grid USA, National Grid Group Plc and Northeast Utilities, each a registered holding company, has filed a declaration under Section 12(c) of the Act and Rule 42 thereunder.

     Yankee proposes to redeem from its nine stockholders ("Sponsors") an aggregate of up to 495,000 shares of its Common Stock (representing all but 5,000 shares of its outstanding Common Stock), 99% of the presently outstanding Common Stock. Maine Yankee intends to accomplish this repurchase in one or more steps over the next eight years, with all such redemptions completed by October 31, 2008. The redemption price per share of Common Stock for each such redemption shall be equal to the amount obtained by dividing (1) the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus) immediately prior to such redemption by (2) the number of shares of Common Stock outstanding immediately prior to such redemption. The funds for the repurchase will be obtained from cash on hand.

     Maine Yankee is a single purpose electric utility which formerly operated a nuclear powered electric generation facility (the "Plant"), the output of which was sold to Maine Yankee's nine Sponsors. The Plant was permanently taken out of service in 1997 and Maine Yankee is in the process of decommissioning the facility. Pursuant to Power Contracts between Maine Yankee and each Sponsor, which have been approved by the Federal Energy Regulatory Commission, the Sponsors are continuing to make payments to Maine Yankee to cover funds for decommissioning the Plant and waste disposal, amortization of plant investment and return on equity. As these obligations are reduced or provided for, Maine Yankee believes its minimum equity requirements will also significantly decline. Therefore, Maine Yankee contemplates this redemption of Common Stock to reduce its equity.

     No other state or Federal agency has jurisdiction over this proposed transaction.

                            (b) FINANCIAL STATEMENTS

J-1  Balance Sheets of Maine Yankee as of March 31, 2000 and December 31, 1999

J-2 Statements of Income of Maine Yankee for the twelve months ended March 31, 2000 and December 31, 1999

                        MAINE YANKEE ATOMIC POWER COMPANY

                                 BALANCE SHEETS
                             (Dollars in Thousands)



                                     ASSETS

                                                            March 31,        December 31,
                                                              2000              1999
                                                              ----              ----
                                                           (Unaudited)

UTILITY PLANT AT ORIGINAL COST                              $      685        $      685
                                                            ----------        ----------

CURRENT ASSETS
     Cash and Cash Equivalents                                   6,400            14,828
     Accounts Receivable                                         7,194             6,319
     Prepayments                                                   300             1,939
                                                            ----------        ----------

         Total Current Assets                                   13,894            23,086
                                                            ----------        ----------
DEFERRED CHARGES AND OTHER ASSETS
     Trust Funds
         Plant Decommissioning                                 182,538           187,708
         Fuel Disposal                                         129,012           130,983
         Other                                                     178               177
     Regulatory Assets
         Closure                                               413,890           435,859
         Net Unrecovered Assets                                189,122           194,649
         DOE Decontamination and Decommissioning Fee            13,691            14,142
         ISFSI-Related Costs                                    11,934                --
         Other                                                   6,239             6,677
     Accumulated Deferred Income Tax Assets                     53,903            51,330
     Other Deferred Charges and Other Assets                     5,082             4,676
                                                            ----------        ----------

         Total Deferred Charges and Other Assets             1,005,589         1,026,201
                                                            ----------        ----------

                                                            $1,020,168        $1,049,972
                                                            ==========        ==========

                        MAINE YANKEE ATOMIC POWER COMPANY

                                 BALANCE SHEETS
                             (Dollars in Thousands)

                         CAPITALIZATION AND LIABILITIES


                                                                   March 31,      December 31,
                                                                     2000            1999
                                                                     ----            ----
                                                                  (Unaudited)
CAPITALIZATION
     Common Stock Investment                                     $   73,969        $   74,978
     Redeemable Preferred Stock                                      15,000            15,000
     Long-Term Debt                                                  48,000            48,000
                                                                 ----------        ----------

         Total Capitalization                                       136,969           137,978
                                                                 ----------        ----------

LONG-TERM FUEL DISPOSAL LIABILITY                                   141,462           139,535
                                                                 ----------        ----------

REVOLVING LOANS                                                       2,000             6,000
                                                                 ----------        ----------

CURRENT LIABILITIES
     Current Sinking Fund Requirements                                   --             1,800
     Accounts Payable                                                 5,336             7,284
     Accounts Payable to Associated Companies                           453             1,144
     Dividends Payable                                                2,500             2,834
     Accrued Interest and Taxes                                       3,455             2,325
     Other Current Liabilities                                        1,822             6,776
                                                                 ----------        ----------

         Total Current Liabilities                                   13,566            22,163
                                                                 ----------        ----------

RESERVES AND DEFERRED CREDITS
     Plant Decommissioning Reserve                                  183,841           183,227
     Deferred Credits
         Regulatory Liabilities
              Closure                                               413,890           435,859
              DOE Decontamination and Decommissioning Fee            10,832            10,832
              Other                                                   7,192             6,996
         Accumulated Deferred Income Tax Liabilities                 96,949            94,088
         Unamortized Investment Tax Credits                           4,791             4,913
         Unamortized Gains on Reacquired Debt                           867               971
         Other Deferred Credits                                       7,809             7,410
                                                                 ----------        ----------

              Total Reserves and Deferred Credits                   726,171           744,296
                                                                 ----------        ----------

                                                                 $1,020,168        $1,049,972
                                                                 ==========        ==========


                        MAINE YANKEE ATOMIC POWER COMPANY

                              STATEMENTS OF INCOME
                 (Dollars in Thousands Except Per Share Amounts)

                                               For the Twelve Months Ended
                                             ------------------------------
                                              March 31,        December 31,
                                                2000               1999
                                                ----               ----
                                             (Unaudited)
ELECTRIC OPERATING REVENUES                   $  66,709         $  69,439
                                              ---------         ---------
OPERATING EXPENSES
     Fuel Disposal Cost                           1,782             1,772
     Operation and Maintenance                   (1,612)           (1,635)
     Amortization                                22,085            22,115
     Decommissioning Collections                 30,455            33,171
     Taxes
         Federal and State Income                 1,289             1,219
         Local Property                              65               108
                                              ---------         ---------
              Total Operating Expenses           54,064            56,750
                                              ---------         ---------

OPERATING INCOME                                 12,645            12,689

OTHER INCOME (EXPENSE), NET                       6,233             6,253
                                              ---------         ---------

INCOME BEFORE INTEREST CHARGES                   18,878            18,942
                                              ---------         ---------

INTEREST CHARGES
     Long-Term Debt                               3,778             3,778
     Revolving Loans                                619               882
     Fuel Disposal Liability                      6,786             6,353
     Amort. Of Debt Expense                       1,337             1,337
     Other Interest Charges                         252               394
                                              ---------         ---------
              Total Interest Charges             12,772            12,744
                                              ---------         ---------

NET INCOME                                        6,106             6,198
     Dividends on Preferred Stock                 1,305             1,335
                                              ---------         ---------

EARNINGS APPLICABLE TO COMMON STOCK           $   4,801         $   4,863
                                              =========         =========

SHARES OF COMMON STOCK OUTSTANDING              500,000           500,000
                                              =========         =========

EARNINGS PER SHARE OF COMMON STOCK            $    9.60         $    9.73
                                              =========         =========

DIVIDENDS DECLARED PER SHARE OF COMMON
     STOCK                                    $   18.80         $   18.75
                                              =========         =========